

Safeway Inc.
2004 Annual Report

P.E 12/31/04

1-00041





Life is changing.


Guaranteed
sweet
only at SAFEWAY




medium
$2.99
large
$3.29



Safeway Inc. is one of the largest food and drug retailers in North America. As of January 1, 2005, the company operated 1,802 stores in the Western, Southwestern, Rocky Mountain, Midwestern and Mid-Atlantic regions of the United States and in western Canada. In support of its stores, Safeway has an extensive network of distribution, manufacturing and food processing facilities.



SAFEWAY

Pak 'n Save Foods

VONS

PAVILIONS

Dominick's

CARRS

Randalls

Tom Thumb

GENUARDI'S
FAMILY MARKETS

Percentage of Stores with Specialty Departments

	2004
Bakery	94%
Deli	96
Floral	93
Pharmacy	74

Manufacturing and Processing Facilities

	Year-end 2004	
	U.S.	Canada
Milk Plants	6	3
Bread Baking Plants	5	2
Ice Cream Plants	2	2
Cheese and Meat Packaging Plants	–	2
Soft Drink Bottling Plants	4	–
Fruit and Vegetable Processing Plants	1	3
Other Food Processing Plants	2	–
Pet Food Plant	1	–
	21	12

Contents

Financial Highlights

(Dollars in millions, except per-share amounts)	52 Weeks 2004	53 Weeks 2003	52 Weeks 2002
For the Year:			
Sales and other revenue	**$35,822.9**	$35,727.2	$34,917.2
Gross profit	**10,595.3**	10,724.2	10,996.4
Operating profit	**1,172.8**	573.9	947.6
Net income (loss)	**560.2**	(169.8)	(828.1)
Diluted earnings (loss) per share:	**1.25**	(0.38)	(1.77)
Cash capital expenditures	**1,212.5**	935.8	1,467.4
At Year End:			
Common shares outstanding (in millions) (Note 1)	**447.7**	444.2	441.0
Retail square feet (in millions)	**82.1**	82.6	81.5
Number of stores	**1,802**	1,817	1,808

Note 1: Net of 130.8 million, 131.2 million and 132.0 million shares held in treasury in 2004, 2003 and 2002, respectively.

While 2004 was another difficult year for our industry, we made solid progress on several fronts and laid a strong foundation to support future growth. Among our most notable achievements, we generated exceptionally strong cash flow from operations, which allowed us to significantly reduce total debt; we dramatically improved the quality, selection and presentation of our perishable offerings; and we began the rollout of our highly successful Lifestyle stores through an aggressive remodeling program. We also made substantial progress restructuring labor contracts, which we believe will enable us to compete more effectively going forward.

Results From Operations

Net income was $560.2 million ($1.25 per diluted share) in 2004 compared to a loss of $169.8 million ($0.38 per diluted share) in 2003.

As indicated in the table at the bottom of page 4, results for 2004 include total estimated charges of approximately $308.1 million, after tax ($0.68 per diluted share), related to the following items:

- Estimated impact of the Southern California strike;
- Dominick's store closures;
- Contributions to a UFCW multi-employer health and welfare plan in Northern California; and
- A lease expense adjustment in accordance with recent SEC guidance on "rent holidays."

Excluding these items, 2004 earnings would have been $1.93 per diluted share.[1]

For 2003, the same table outlines a total of almost $1.1 billion in after-tax charges ($2.43 per diluted share), related to the following items:

- Estimated impact of the Southern California strike;
- Dominick's impairment charges;
- Randall's impairment charges;
- Miscellaneous investments write-off;
- Inventory accounting change; and
- Restructuring and other expenses.

Excluding these items, net income in 2003 would have been $2.05 per diluted share.[1]

Sales

Total sales rose only slightly to $35.8 billion in 2004 from $35.7 billion in 2003, primarily because of the strike and the extra week of operation in fiscal 2003, which was a 53-week year. Excluding strike-affected stores, comparable-store sales increased 1.5%, while identical-store sales (which do not include replacement stores) rose 0.9%. Further excluding fuel, comparable-store sales declined 0.2%, while identical-store sales were down 0.8%.

With the lingering effects of the strike gradually abating, total sales have improved in the first quarter of 2005. We are encouraged by this positive trend and expect it to continue as the year progresses.

Gross Profit

Gross profit in 2004 declined 44 basis points to 29.58% of sales. The reduction was due primarily to increased fuel sales (which have a lower gross margin) and the estimated impact of the strike.

Operating and Administrative Expense

Operating and administrative expense last year decreased 7 basis points to 26.30% of sales. The slight improvement was due to lower impairment charges and higher fuel sales, partly offset by the impact of the strike and higher wages, benefits and occupancy expenses.



We continued to make substantial progress renegotiating labor contracts under favorable terms. As of this writing, we have restructured collective bargaining agreements in all but two of our retail divisions, where contracts have expired and we are currently negotiating new ones. The modified agreements have begun to arrest the rapid increase in employee health care premiums and, over time, are expected to reduce the gap in our total labor costs versus those of our non-union competitors.

Interest Expense

Interest expense declined $31.2 million to $411.2 million in 2004, primarily because strong cash flow from operations enabled us to reduce debt by $1.1 billion to $6.7 billion.

Capital Spending

Cash capital expenditures increased to $1.2 billion in 2004. During the year we opened 33 new stores, all designed to our new Lifestyle format featured later in this report. We also expanded or remodeled 115 existing stores – 94 of which were refurbished to Lifestyle standards – and we closed 48 older stores.

In 2005, we plan to invest approximately $1.4 billion in cash capital expenditures and open 30 to 35 new Lifestyle stores while completing some 275 to 285 Lifestyle remodels. By the end of this year, we plan to operate approximately 450 Lifestyle stores, more than three times the current total.

We also opened 41 fuel centers adjacent to our stores. As of year-end 2004, 311 of our stores sold gasoline, boosting sales at these locations while enhancing one-stop shopping convenience for our customers.

Cash Flow

Net cash flow from operating activities in 2004 rose $617 million to $2.2 billion, while net cash flow from investing activities, which consists principally of cash paid for property additions, increased $275 million to approximately $1.1 billion. Net cash flow used by financing activities – mainly cash used to retire debt – was also up significantly, to approximately $1.1 billion in 2004 from $724 million the prior year. As noted above, total debt declined to $6.7 billion at year-end 2004 from $7.8 billion at year-end 2003.

Community Involvement

Each year we make cash and in-kind donations to hundreds of non-profit organizations throughout the communities we serve. Many of these contributions are channeled through The Safeway Foundation, which is sustained by fundraising events and an annual employee-giving campaign.

During 2004 in our U.S. retail operations alone, we donated more than $100 million worth of merchandise to Second Harvest food banks and other hunger-relief organizations. We also contributed more than $20 million to local schools through eScrip and other educational programs. In addition, we conducted major fundraising campaigns to support awareness, research and treatment programs for breast and prostate cancer as well as muscular dystrophy.

Although we generally limit our charitable giving to worthy causes within our operating areas, we made an exception for victims of the devastating tsunami in South Asia and Eastern Africa, raising more than $3.5 million to support relief efforts on their behalf earlier in 2005.

Outlook

This is an exciting time to be at Safeway, as we fundamentally reinvent our business and the way we go to market. We continue to make excellent progress in establishing and communicating clear, compelling points of difference between our offerings and those of our competitors. At the same time, through an innovative new advertising campaign, we will be connecting with consumers – current customers and potential new ones – in ways that we believe will position Safeway as a uniquely responsive, more complete store. As noted on the following pages, life is changing, and so are we.

In closing, once again I'd like to acknowledge our employees for their tireless efforts. As we strive to establish a sustained competitive advantage in a challenging business environment, I'm reminded that "a company is only as good as its employees allow it to be." We're fortunate to have some of the best trained, most knowledgeable workers in the supermarket industry. We think they're the friendliest, most helpful employees in the business as well, a sentiment echoed by many of our customers. We have a winning team whose players thrive on challenges and take pride in outperforming the competition while enhancing customer satisfaction.

Based on our recent, positive sales trends, we are encouraged that our strategy is working and are convinced that Safeway is headed in the right direction for future growth. We are determined to deliver shareholder value.



Steven A. Burd
Chairman, President and Chief Executive Officer
March 15, 2005

[1]Reconciliation of GAAP Net Income (Loss) to Adjusted Income (Unaudited)

(Dollars in millions, except per-share amounts)

	2004	
	Amount	Per Diluted Share
Net income, as reported	**$560.2**	**$1.25**
Dominick's store closures	**28.5**	**0.06**
Estimated strike impact	**254.0**	**0.57**
Health and welfare contribution	**19.1**	**0.04**
Accrual for rent holidays	**6.5**	**0.01**
Adjusted income	**$868.3**	**$1.93**

	2003	
	Amount	Per Diluted Share
Net loss, as reported	$(169.8)	$(0.38)
Estimated strike impact	102.9	0.23
Dominick's impairment charges:		
Goodwill	275.9	0.62
Assets	190.9	0.43
Randall's impairment charges	447.7	1.00
Miscellaneous investments write-off	6.5	0.01
Inventory loss accrual	43.5	0.10
Restructuring and other expenses	15.6	0.04
Adjusted income	$ 913.2	$ 2.05

Life is changing. So are we.



Today's consumers expect

Consumers today are busier and more diverse than ever before. They're also more selective and have an unprecedented range of options when choosing where they shop for food. Increasing time constraints and shifting demographic trends – such as greater ethnicity, changing household composition and growing affluence – have accelerated the profusion of new retail formats, each trying to satisfy today's consumers' varied needs and desires.


SAFEWAY
FOOD & DRUG

more from a food store.

When seeking a food store, consumers look for one that recognizes they live and eat differently today. More shoppers are demanding meal solutions customized to their lifestyles. At the same time, shopping for food has become a continuous series of trade-offs. Despite relentless time pressure, consumers are increasingly willing to swap convenience for more interesting, relevant shopping experiences – experiences that feed both needs and passions.



Specialty Foods to Go

We're working hard to make our prepared meals program the finest of its kind. Our extensive *at your table* menu features fresh sushi, Milena's pizzeria-style pizzas, gourmet specialties such as teriyaki salmon and grilled rosemary chicken, and "comfort food" like traditional meatloaf. Busy shoppers can also select numerous ready-to-go offerings from our *Signature* line of premium sandwiches, soups and salads.

Signature


fresh food
at your table
ready meals
fresh food

Key Marketing Initiatives

Rancher's Reserve Beef

Safeway's exclusive line of *Rancher's Reserve* beef is naturally aged to ensure exceptional taste and tenderness. Our beef experts carefully select and trim every cut of *Rancher's Reserve* by hand. The result is beef that's guaranteed to please or we offer another cut *and* a full refund. We cut our customers' meat purchases any way they like them and gladly offer cooking tips and recommendations. We even season or marinade their purchases at no extra charge.


RANCHER'S
Reserve

Safeway is redefining the

Because life has changed, we're changing, too. We are fundamentally reinventing our business, establishing a solid framework to provide consistently high-quality food that fits consumers' changing lifestyles. Every day, in every department of every store, we strive to establish clear, compelling points of difference in our offerings so we will be demonstrably superior to our competitors and can provide an exceptionally satisfying shopping experience for our customers. This is particularly evident in the quality and presentation of our perishables and the level of customer service we deliver.


Guaranteed
sweet
only at SAFEWAY

QUALITY PRODUCE

We have dramatically improved the quality and presentation of our fresh fruits and vegetables. To differentiate our produce from our competitors', we specify higher-quality grades and select from the best, sweetest crops available, some of them unique items grown especially for us. For consumers seeking organically grown fruits and vegetables, we have expanded our assortment of top-quality, 100% Certified Organics to more than 80 items.

food shopping experience.

Nowhere is the transformation and revitalization of Safeway more apparent than in our spectacular new Lifestyle stores. These stores highlight our passion for superb fresh foods and innovative, consumer-focused initiatives such as restaurant-quality meal solutions and organic produce. We have designed and merchandised our Lifestyle stores to reflect the way today's consumers shop. Our ultimate objective with this exciting new format is to make Safeway a complete food store, a one-of-kind store that offers shoppers an unparalleled array of uniquely responsive solutions and experiences, now and in the future.



New Lifestyle Stores

Our new Lifestyle concept stores have been dramatically redesigned to showcase our commitment to quality, particularly in the perishable departments. Earth-toned décor, subdued lighting, custom flooring, unique display fixtures and other special features impart a warm ambiance that we believe significantly enhances the shopping experience. As of year-end 2004, we had built 34 new stores of this design and remodeled 108 existing stores to the same standards. Sales at these stores have been strong, reflecting positive customer response to the new format.


poetry in bloom

SIGNATURE SANDWICHES

We prepare an extensive array of *Signature* Sandwiches created with the finest Old World-style *Primo Taglio* meats and cheeses, piled high between slices of fresh-from-the-oven Safeway SELECT *Artisan* breads. This popular, expanding line also includes low-carb wraps.


Signature



SIGNATURE PANINI SANDWICHES

A popular new "grab 'n go" offering at Safeway is classic Italian panini. Shoppers can choose from delicious grilled sandwiches like Pastrami and Swiss or the Breakfast Panini. All are served fresh and hot off the grill.

SIGNATURE SOUPS

One of our most successful initiatives in 2004 was the launch of our restaurant-quality line of *Signature* Soups. We offer them warm and ready to eat from specially-designed hot soup carts or pre-packaged to heat and serve later at home. Shoppers can select from several gourmet varieties such as Tuscan Tomato, Fajita Chicken & Toasted Corn Chowder, and Cravin' Crab & Sweet Corn. All are made with the finest, freshest ingredients.


Signature
SOUPS
TUSCAN
TOMATO & BASIL
BISQUE

In addition, our Lifestyle stores serve take-home family favorites cut to order at our carving station. Daily evening specials include roast turkey, pork tenderloin, prime rib and other classics served with popular side dishes.

Financial Contents

Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug retailers in North America, with 1,802 stores at year-end 2004.

The Company's U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

Safeway also has a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley") which operates 115 food and general merchandise stores in Western Mexico. In addition, the Company has a strategic alliance with and a 54% ownership interest in GroceryWorks Holdings, Inc., an Internet grocer.

STORES Safeway's average store size is approximately 45,000 square feet. The Company determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested. Safeway's primary new store prototype, called the "Lifestyle Store," is 55,000 square feet. Lifestyle stores feature a warm and inviting décor, with special lighting to highlight products and departments.

Safeway's stores provide a full array of dry grocery items tailored to local preferences. Most stores offer a wide selection of food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral and pharmacy. In addition, many stores now offer Starbucks coffee shops and adjacent fuel centers.

Safeway continues to operate a number of smaller stores that also offer an extensive selection of food and general merchandise, and generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be feasible because of space limitations and/or community needs or restrictions.

The following table summarizes Safeway's stores by size at year-end 2004:

Square Footage	Number of Stores	Percent of Total
Less than 30,000	275	15%
30,000 to 50,000	767	43
More than 50,000	760	42
Total stores	1,802	100%

STORE OWNERSHIP At year-end 2004, Safeway owned approximately one-third of its stores and leased its remaining stores.The Company prefers ownership because it provides control and flexibility with respect to financing terms, remodeling, expansions and closures.

MERCHANDISING Safeway's operating strategy is to provide value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. To provide one-stop shopping for today's busy shoppers, the Company emphasizes high quality produce and meat, and offers many specialty items through its various specialty departments.

Safeway is focused on differentiating its offering with high quality perishables. The Company is developing a reputation for having the absolute best produce in the market and the most tender and flavorful meat, through the Company's Rancher's Reserve Tender Beef offering. In addition, Safeway has developed a variety of new items in the deli/food service department, including Signature sandwiches, soups and salads that provide meal solutions to today's busy shoppers.

To showcase its commitment to quality, particularly in the perishable departments, Safeway has developed a store prototype called the "Lifestyle Store." The Lifestyle store has an earth-toned décor package, subdued lighting, custom flooring, unique display fixtures and other special features that impart a warm ambience that the Company believes significantly enhances the shopping experience.

Safeway has developed a line of some 1,300 premium corporate brand products since 1993 under the "Safeway SELECT" banner. The award-winning Safeway SELECT line is designed to offer premium quality products that the Company believes are equal or superior in quality to comparable best-selling nationally advertised brands, or are unique to the category and not available from national brand manufacturers.

The Safeway SELECT line of products includes carbonated soft drinks; unique salsas; bagged salads; whole bean coffees; the Indulgence line of cookies and other sweets; the Verdi line of frozen pizzas, fresh and frozen pastas, pasta sauces and olive oils; Milena's take & bake pizzas; the Primo Taglio line of meats, cheeses and sandwiches; Signature soups, sandwiches and salads; Artisan fresh-baked breads; NutraBalance pet food; and Ultra laundry detergents and dish soaps. The Safeway SELECT line also includes an extensive array of ice creams, frozen yogurts and sorbets; Healthy Advantage items such as low-fat ice creams, cereals and low-fat cereal bars; and Gourmet Club frozen entrees and hors d'oeuvres.

MANUFACTURING AND WHOLESALE The principal function of manufacturing operations is to purchase, manufacture and process private label merchandise sold in stores operated by the Company. As measured by sales dollars, approximately 24% of Safeway's private label merchandise is manufactured in Company-owned plants, and the remainder is purchased from third parties.

Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private label products to independent grocery stores and institutional customers.

Safeway operated the following manufacturing and processing facilities at year-end 2004:

	U.S.	Canada
Milk plants	6	3
Bread baking plants	5	2
Ice cream plants	2	2
Cheese and meat packaging plants	–	2
Soft drink bottling plants	4	–
Fruit and vegetable processing plants	1	3
Other food processing plants	2	–
Pet food plant	1	–
Total	21	12

In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its corporate offices.

DISTRIBUTION Each of Safeway's 12 retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway has 17 distribution/warehousing centers (13 in the United States and four in Canada), which collectively provide the majority of all products to Safeway stores. The Company's distribution centers in Maryland, Alberta and British Columbia are operated by third parties.

CAPITAL EXPENDITURE PROGRAM A key component of the Company's long-term strategy is its capital expenditure program. The Company's capital expenditure program funds, among other things, new stores, remodels, manufacturing plants, distribution facilities and information technology advances. Over the last several years, Safeway management has continued to strengthen its program to select and approve new capital investments.

The table below presents the Company's cash capital expenditures and details changes in the Company's store base over the last three years:

(Dollars in millions)	**2004**	2003	2002
Cash capital expenditures	**$1,212.5**	$935.8	$1,467.4
Cash capital expenditures as a percentage of sales and other revenue	**3.4%**	2.6%	4.2%
Stores opened	**33**	40	75
Stores closed	**48**	31	40
Remodels (Note 1)	**115**	75	203
Total retail square footage at year end (in millions)	**82.1**	82.6	81.5
Number of fuel stations at year end	**311**	270	214

Note 1: Defined as store remodel projects (other than maintenance) generally requiring expenditures in excess of $200,000.

During 2004, Safeway invested $1.2 billion in cash capital expenditures. The Company opened 33 new Lifestyle stores, remodeled 115 existing stores – 94 of them were refurbished to Lifestyle standards – and closed 48 stores. In 2005, the Company expects to spend approximately $1.4 billion in cash capital expenditures and open approximately 30 to 35 new Lifestyle stores while completing some 275 to 285 Lifestyle remodels. By the end of 2005, Safeway plans to operate approximately 450 Lifestyle stores, more than three times the current total.

MARKET RISK FROM FINANCIAL INSTRUMENTS

Safeway manages interest rate risk through the strategic use of fixed and variable interest rate debt and, from time to time, interest rate swaps. As of year-end 2004, the Company effectively converted $500 million of its 4.95% fixed-rate debt and $300 million of its 4.125% fixed-rate debt to floating rate debt through interest rate swap agreements.

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. The Company does not consider the potential declines in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates to be material.

The table below presents principal amounts and related weighted average rates by year of maturity for the Company's debt obligations at year-end 2004 (dollars in millions):

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Commercial paper:								
Principal	–	$ 105.0	–	–	–	–	$ 105.0	$ 105.0
Weighted average interest rate	–	2.28%	–	–	–	–	2.28%	
Long-term debt:[1]								
Principal	$ 596.9	$ 713.7	$ 785.2	$ 553.7	$ 502.2	$2,809.9	$5,961.6	$6,313.5
Weighted average interest rate	3.10%	6.13%	5.79%	5.21%	7.50%	6.16%	5.83%	

(1) Primarily fixed-rate debt

Five-Year Summary Financial Information

SAFEWAY INC. AND SUBSIDIARIES

(Dollars in millions, except per-share amounts)	52 Weeks 2004	53 Weeks 2003	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000
Results of Operations (Note 1)					
Sales and other revenue	**$35,822.9**	$35,727.2	$34,917.2	$34,434.5	$32,103.3
Gross profit	**10,595.3**	10,724.2	10,996.4	10,776.6	9,666.1
Operating and administrative expense	**(9,422.5)**	(9,421.2)	(8,760.8)	(8,047.4)	(7,258.2)
Goodwill impairment charges	–	(729.1)	(1,288.0)	–	–
Goodwill amortization	–	–	–	(140.4)	(126.2)
Operating profit	**1,172.8**	573.9	947.6	2,588.8	2,281.7
Interest expense	**(411.2)**	(442.4)	(430.8)	(446.9)	(457.2)
Other income (expense), net	**32.3**	9.6	15.5	(46.9)	42.0
Income before income taxes and cumulative effect of accounting change	**793.9**	141.1	532.3	2,095.0	1,866.5
Income taxes	**(233.7)**	(310.9)	(660.4)	(841.1)	(774.6)
Income (loss) before cumulative effect of accounting change	**560.2**	(169.8)	(128.1)	1,253.9	1,091.9
Cumulative effect of accounting change	–	–	(700.0)	–	–
Net income (loss)	**$ 560.2**	$ (169.8)	$ (828.1)	$ 1,253.9	$ 1,091.9
Basic earnings (loss) per share:					
Income (loss) before cumulative effect of accounting change	**$ 1.26**	$ (0.38)	$ (0.27)	$ 2.49	$ 2.19
Cumulative effect of accounting change	–	–	(1.50)	–	–
Net income (loss)	**$ 1.26**	$ (0.38)	$ (1.77)	$ 2.49	$ 2.19
Diluted earnings (loss) per share:					
Income (loss) before cumulative effect of accounting change	**$ 1.25**	$ (0.38)	$ (0.27)	$ 2.44	$ 2.13
Cumulative effect of accounting change	–	–	(1.50)	–	–
Net income (loss)	**$ 1.25**	$ (0.38)	$ (1.77)	$ 2.44	$ 2.13

Five-Year Summary Financial Information

(Dollars in millions, except per-share amounts)	52 Weeks 2004	53 Weeks 2003	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000
Financial Statistics (Note 1)					
Comparable-store sales increases (decreases) (Note 2)	**0.9%**	(2.4%)	(0.7%)	2.3%	2.8%
Identical-store sales increases (decreases) (Note 2)	**0.3%**	(2.8%)	(1.7%)	1.6%	2.2%
Gross profit margin	**29.58%**	30.02%	31.49%	31.30%	30.11%
Operating and administrative expense as a percentage of sales (Note 3)	**26.30%**	26.37%	25.09%	23.37%	22.61%
Operating profit as a percentage of sales	**3.3%**	1.6%	2.7%	7.5%	7.1%
Cash capital expenditures	**$ 1,212.5**	$ 935.8	$ 1,467.4	$ 1,793.0	$ 1,572.5
Depreciation and amortization	**894.6**	863.6	888.3	797.3	704.5
Total assets	**15,377.4**	15,096.7	16,047.2	17,462.6	15,965.2
Total debt	**6,763.4**	7,822.3	8,435.6	7,399.8	6,495.9
Total stockholders' equity	**4,306.9**	3,644.3	3,627.5	5,889.6	5,389.8
Weighted average shares outstanding – basic (in millions)	**445.6**	441.9	467.3	503.3	497.9
Weighted average shares outstanding – diluted (in millions)	**449.1**	441.9	467.3	513.2	511.6
Other Statistics					
Genuardi's stores acquired during the year	**–**	–	–	39	–
Stores opened during the year	**33**	40	75	95	75
Stores closed during the year	**48**	31	40	49	46
Total stores at year-end	**1,802**	1,817	1,808	1,773	1,688
Remodels completed during the year (Note 4)	**115**	75	203	255	275
Total retail square footage at year-end (in millions)	**82.1**	82.6	81.5	78.8	73.6

Note 1. The Company has classified certain minor revenue items as other revenues in 2004. These items had historically been classified as a reduction of costs and expenses. These items, and their effect on same-store sales, have been reclassified for prior periods to conform to the 2004 presentation. See page 22.

Note 2. Defined as stores operating the same period in both the current year and the previous year. Comparable stores include replacement stores while identical stores do not. 2004 sales increase includes the estimated 60-basis-point impact of Southern California strike. 2003 sales decrease includes the estimated 240-basis-point impact of Southern California strike. 2001 and 2000 sales increases include the estimated 50-basis-point impact of the 2000 Northern California distribution center strike.

Note 3. Management believes this ratio is relevant because it assists investors in evaluating Safeway's ability to control costs.

Note 4. Defined as store remodel projects (other than maintenance) generally requiring expenditures in excess of $200,000.

Results of Operations

Safeway reported net income of $560.2 million ($1.25 per diluted share) in 2004, a net loss of $169.8 million ($0.38 per diluted share) in 2003 and a net loss of $828.1 million ($1.77 per diluted share) in 2002. These results were significantly affected by a strike in Southern California, goodwill and asset impairments at Dominick's and Randall's and other unusual charges described below.

STRIKE IMPACT On October 11, 2003, seven UFCW local unions struck the Company's 289 stores in Southern California. As a result, pursuant to the terms of a multi-employer bargaining arrangement, Kroger and Albertson's locked out certain of their retail union employees in Southern California food stores. An agreement ending the strike was ratified by the unions on February 28, 2004. Employees returned to work beginning March 5, 2004. Safeway estimates the overall cost of the strike and its residual effects reduced 2004 earnings by $412.2 million before taxes ($0.57 per diluted share) and 2003 earnings by $167.5 million before taxes ($0.23 per diluted share). Safeway estimated the impact of the strike by comparing internal forecasts immediately before the strike with actual results during and after the strike, at strike-affected stores. The estimate also includes the Company's benefit under an agreement with Kroger and Albertson's that arises out of the multi-employer bargaining process in Southern California.

DOMINICK'S In the first quarter of 2002, Safeway adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and recorded a pre-tax goodwill impairment charge of $589.0 million at Dominick's. In November 2002, Safeway announced the decision to sell Dominick's and exit the Chicago market due to labor issues. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," Safeway recorded a pre-tax charge for the impairment of long-lived assets of $201.3 million in the fourth quarter of 2002 to adjust Dominick's to its estimated fair market value less cost to sell. Also in the fourth quarter of 2002, Safeway performed its annual review of goodwill and recorded a pre-tax impairment charge of $583.8 million for Dominick's.

In the first 36 weeks of 2003, Safeway reduced the carrying value of Dominick's by writing down an additional $256.5 million of goodwill and $120.7 million of long-lived assets, based on indications of value received during the sale process. In November 2003, Safeway announced that it was taking Dominick's off the market after the winning bidder and the unions representing Dominick's could not reach an agreement on a labor contract. Safeway reclassified Dominick's from an "asset held for sale" to "assets held and used" and adjusted Dominick's individual long-lived assets to the lower of cost or fair value. As a result, in the fourth quarter of 2003 Safeway incurred a pre-tax, long-lived asset impairment charge of $190.7 million and a goodwill impairment charge of $24.9 million. As of year-end 2003, there is no goodwill remaining on Safeway's consolidated balance sheet related to Dominick's.

In the first quarter of 2004, Safeway closed 12 under-performing Dominick's stores which resulted in a store-lease exit charge of $45.7 million.

Pre-tax long-lived asset and goodwill impairment at Dominick's are summarized below (in millions):

	2004	2003	2002
Cumulative effect of adopting SFAS No. 142 (goodwill impairment)	–	–	$589.0
Goodwill impairment	–	$281.4	583.8
Impairment of long-lived assets (included in operating and administrative expense)	–	311.4	201.3
Store lease exit costs (included in operating and administrative expense)	**$45.7**	–	–

Dominick's incurred operating losses and declining sales in each of the last three fiscal years and faces substantial hurdles to achieving satisfactory operating profit in the future. These hurdles include a highly competitive market and an unfavorable labor contract. Dominick's is operating under a labor contract that expired in 2003 and is currently negotiating a new labor contract. A more competitive labor contract is vital to Dominick's future viability. Safeway believes a satisfactory contract can be negotiated.

RANDALL'S In the first quarter of 2002, Safeway recorded a pre-tax goodwill impairment charge of $111.0 million at Randall's when it adopted SFAS No. 142. During the fourth quarter of 2002, Safeway performed its annual review of goodwill and recorded a pre-tax impairment charge at Randall's of $704.2 million. In the fourth quarter of 2003, Safeway again performed its annual review of goodwill and wrote off the remaining $447.7 million of goodwill at Randall's. Pre-tax goodwill impairment charges at Randall's are summarized below (in millions):

	2003	2002
Cumulative effect of adopting SFAS No. 142 (goodwill impairment)	–	$111.0
Goodwill impairment	$447.7	704.2

Randall's has incurred operating losses and declining sales in each of the last two years due primarily to over-storing in Texas. Historically, other markets which were over-stored eventually self-corrected through population growth or as operators left the market. There can be no assurance that the Texas market will experience such a correction, and operating conditions in Texas are expected to remain extremely competitive in 2005.

OTHER CHARGES Other significant pre-tax charges (credits) consist of the following (in millions):

	2004	2003	2002
Northern California health and welfare contribution	$31.1	–	–
Accrual for rent holidays	10.6	–	–
Inventory loss accrual	–	$71.0	–
Impairment of miscellaneous equity investments	–	10.6	–
Employee buyouts, severance costs and other related costs	–	25.5	–
Termination of in-store banking agreement	–	–	$(32.7)
Lease liability credits related to Furr's and Homeland bankruptcies	–	–	(12.1)

In 2004, Safeway was notified that it was required to contribute an additional $31.1 million before tax ($0.04 per diluted share) during the year to two Northern California multi-employer health and welfare plans for its share of funding deficits.

Safeway incurred a lease expense adjustment of $10.6 million before tax ($0.01 per diluted share) in 2004 related to rent holidays. This adjustment conformed the Company's lease accounting policies to views expressed by the Office of the Chief Accountant of the SEC on February 7, 2005.

In 2003, Safeway changed its accounting policy to accrue estimated physical inventory losses for the period between the last physical inventory count and the balance sheet date. Safeway also made a change to its physical inventory loss calculation methodology to reflect more precise data from new financial software implemented in 2003. The effect of these changes was recorded in 2003. However, most of the adjustment was accumulated over many prior years. These charges reduced earnings by $71.0 million before tax ($0.10 per diluted share).

Safeway wrote off miscellaneous equity investments in 2003 totaling $10.6 million ($0.01 per diluted share), after determining they were impaired. Safeway also incurred pre-tax charges totaling $25.5 million ($0.04 per diluted share) for employee buyouts, severance costs and other related costs related to the restructuring of the Company's administrative offices.

In 2002, Safeway received $32.7 million ($0.04 per diluted share) from a bank for the termination of an in-store banking agreement with Safeway.

In 1987, Safeway assigned a number of leases to Furr's Inc. ("Furr's") and Homeland Stores, Inc. ("Homeland") as part of the sale of the Company's former El Paso, Texas and Oklahoma City, Oklahoma divisions. Safeway is contingently liable if Furr's and Homeland are unable to continue making rental payments on these leases. In 2001, Furr's and Homeland declared bankruptcy and Safeway recorded a pre-tax charge to earnings of $42.7 million ($0.05 per diluted share) to recognize the estimated lease liabilities associated with these bankruptcies and for a single lease from Safeway's former Florida division. In 2002, Furr's and Homeland emerged from bankruptcy and, based on the resolution of various leases, Safeway reversed $12.1 million of this accrual.

SALES Total sales increased only slightly to $35.8 billion in 2004 from $35.7 billion in 2003, primarily because of the strike and because fiscal 2004 had one fewer week than fiscal 2003.

Historically, Safeway has classified certain minor revenue items such as partner gift card and vending machine income as a reduction of costs and expenses. As the value of these items has grown, the Company has determined that they are more appropriately classified as other revenue in 2004. These items have been reclassified for prior periods to conform to the 2004 presentation. These reclassifications had no effect on previously reported operating profit or net income (loss) and are summarized below (in millions):

	2004	2003	2002
Sales, before reclassifications	**$ 35,621.9**	$ 35,552.7	$ 34,767.5
Reclassifications	**201.0**	174.5	149.7
Sales and other revenue, as adjusted	**$ 35,822.9**	$ 35,727.2	$ 34,917.2
Cost of goods sold, before reclassifications	**$(25,230.0)**	$(25,018.9)	$(23,955.5)
Reclassifications	**2.4**	15.9	34.7
Cost of good sold, as adjusted	**$(25,227.6)**	$(25,003.0)	$(23,920.8)
Gross profit, before reclassifications	**$ 10,391.9**	$ 10,533.8	$ 10,812.0
Reclassifications	**203.4**	190.4	184.4
Gross profit, as adjusted	**$ 10,595.3**	$ 10,724.2	$ 10,996.4
Operating and administrative expense, before reclassifications	**$ (9,219.1)**	$ (9,230.8)	$ (8,576.4)
Reclassifications	**(203.4)**	(190.4)	(184.4)
Operating and administrative expense, as adjusted	**$ (9,422.5)**	$ (9,421.2)	$ (8,760.8)

These reclassifications did not change previously reported comparable-store sales or identical-store sales by more than 10 basis points in either 2004, 2003 or 2002.

Portions of 2004 Sales Dollar



- Cost of Goods Sold: **70.4%**
- Operating & Administrative Expense: **26.3%**
- Operating Profit: **3.3%**

Same-store sales increases (decreases) for 2004 were as follows:

	Comparable-Store Sales (includes replacement stores)	Identical-Store Sales (excludes replacement stores)
Including Fuel:		
Excluding strike-affected stores	1.5%	0.9%
Including strike-affected stores	0.9%	0.3%
Excluding Fuel:		
Excluding strike-affected stores	(0.2%)	(0.8%)
Including strike-affected stores	(0.7%)	(1.3%)

In 2003, total sales increased 2.3% to $35.7 billion from $34.9 billion in 2002 due primarily to the additional week in 2003, new store openings and additional fuel sales, partially offset by the estimated impact of the strike in Southern California. Excluding the estimated effects of the strike in Southern California, comparable-store sales were flat, while identical-store sales declined 0.4%. Further excluding the effects of fuel sales, 2003 comparable-store sales decreased 1.6% and identical-store sales decreased 2.0%.

In 2002, comparable-store sales decreased by 0.7%, while identical-store sales declined 1.7%. Excluding the effects of fuel sales, 2002 comparable-store sales decreased 1.3% and identical-store sales decreased 2.2%. Sales in 2002 were impacted by continued softness in the economy, an increase in competitive activity, an overly aggressive shrink-reduction effort and disruptions associated with the centralization of buying and merchandising.

GROSS PROFIT Gross profit represents the portion of sales revenue remaining after deducting the costs of goods sold during the period, including purchase and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs, and other costs of Safeway's distribution network. Advertising and promotional expenses are also a component of cost of goods sold.

Gross profit margin was 29.58% of sales in 2004, 30.02% in 2003, and 31.49% in 2002.

Gross profit declined 44 basis points in 2004. The strike in Southern California reduced gross profit by an estimated 41 basis points, and higher fuel sales (which have a lower gross margin) reduced gross profit by 40 basis points. Gross profit in 2003 was reduced by 20 basis points due to the $71.0 million charge to accrue estimated inventory losses. The remaining 17-basis-point increase was primarily the result of targeted pricing and promotion.

Gross profit declined 147 basis points in 2003. Higher fuel sales reduced gross profit by 38 basis points. The $71.0 million inventory loss accrual reduced gross profit 20 basis points. The strike in Southern California reduced gross profit by an estimated five basis points. The remaining 84-basis-point decline was primarily the result of targeted pricing and promotion.

Gross profit improved 19 basis points to 31.49% in 2002 primarily due to shrink control, improved buying practices and private-label growth. The increased gross margin dollars were largely reinvested in targeted pricing and promotion.

Vendor allowances totaled $2.2 billion in 2004, 2003 and 2002. Vendor allowances did not materially impact the Company's gross profit in 2004, 2003 and 2002 because Safeway spends the allowances received on pricing promotions, advertising expenses and slotting expenses. Vendor allowances can be grouped into the following broad categories: promotional allowances, slotting allowances and contract allowances. All vendor allowances are classified as an element of cost of goods sold.

Promotional allowances make up nearly three-quarters of all allowances. With promotional allowances, vendors pay Safeway to promote their product. The promotion may be any combination of a temporary price reduction, a feature in print ads, a feature in a Safeway circular, or a preferred location in the store. The promotions are typically one to two weeks long.

Slotting allowances are a small portion of total allowances (typically less than 5% of all allowances). With slotting allowances, the vendor reimburses Safeway for the cost of placing new product on the shelf. Safeway has no obligation or commitment to keep the product on the shelf for a minimum period.

Contract allowances make up the remainder of all allowances. Under the typical contract allowance, a vendor pays Safeway to keep product on the shelf for a minimum period of time or when volume thresholds are achieved.

OPERATING AND ADMINISTRATIVE EXPENSE Operating and administrative expense consists primarily of store occupancy costs and backstage expenses, which, in turn, consist primarily of wages, employee benefits, rent, depreciation and utilities.

Operating and administrative expense was 26.30% of sales in 2004 compared to 26.37% in 2003 and 25.09% in 2002.

Operating and administrative expense decreased seven basis points in 2004. Lower impairment charges reduced operating and administrative expense as a percentage of sales by 77 basis points and higher fuel sales reduced operating and administrative expense by 39 basis points. These improvements were offset by a 22-basis-point increase from the strike in Southern California and 87 basis points due to higher wages, benefits and occupancy expense.

Operating and administrative expense increased 128 basis points in 2003. Higher Dominick's impairment charges increased operating and administration expense 30 basis points. Reduced sales from the Southern California strike increased operating and administrative expense by an estimated 29 basis points. Higher pension expense added 28 basis points, and higher workers' compensation expense added 15 basis points. The remaining 26-basis-point increase was primarily due to higher employee benefit costs, soft sales and settlement income from the termination of an in-store banking agreement recorded in 2002 operating and administrative expense.

Operating and administrative expense increased 172 basis points in 2002. The Dominick's impairment charge added 55 basis points. This increase was partially offset by a decrease of approximately 9 basis points due to income received from a bank for the termination of an in-store banking agreement with Safeway. The remaining 126-basis-point increase was primarily due to higher employee benefit costs, higher real estate occupancy costs, higher pension expense and soft sales.

INTEREST EXPENSE Interest expense was $411.2 million in 2004, compared to $442.4 million in 2003, and $430.8 in 2002. Interest expense decreased in 2004 primarily due to lower average borrowings in 2004 compared to 2003. Interest expense increased in 2003 primarily due to higher average borrowings in 2003 compared to 2002. Interest expense declined in 2002 primarily due to lower interest rates in 2002 compared to 2001.

OTHER INCOME (LOSS) Other income consists of interest income, minority interest in a consolidated affiliate and equity in earnings from Safeway's unconsolidated affiliates. Interest income was $9.7 million in 2004, $5.4 million in 2003 and $8.5 million in 2002. Equity in earnings (losses) of unconsolidated affiliates was income of $12.6 million in 2004, a loss of $ 7.1 million in 2003 and a loss of $0.2 million in 2002. Equity in losses of unconsolidated affiliates in 2002 includes approximately $15.8 million in charges related to the resolution of physical inventory count discrepancies at Casa Ley.

Critical Accounting Policies

Critical accounting policies are those accounting policies that management believes are important to the portrayal of Safeway's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

WORKERS' COMPENSATION The Company is primarily self-insured for workers' compensation, automobile and general liability costs. It is the Company's policy to record its self-insurance liability, as determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported, discounted at a risk-free interest rate. Any actuarial projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. An example of how change in discount rates can affect Safeway's reserve occurred in 2004 when a 25-basis point increase in the Company's discount rate, based on changes in market rates, reduced its liability by approximately $4.3 million.

The majority of the Company's workers' compensation liability is from claims occurring in California. California workers' compensation has received intense scrutiny from the state's politicians, insurers, employers and providers, as well as the public in general. Recent years have seen escalation in the number of legislative reforms, judicial rulings and social phenomena affecting this business. Some of the many sources of uncertainty in the Company's reserve estimates include changes in benefit levels, medical fee schedules, medical utilization guidelines, vocation rehabilitation and apportionment.

STORE CLOSURES It is the Company's policy to recognize losses relating to the impairment of long-lived assets when expected net future cash flows are less than the assets' carrying values. For closed stores that are under long-term leases, the Company records a liability for the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries. In both cases, fair value is determined by estimating net future cash flows and discounting them using a risk-adjusted rate of interest. The Company estimates future cash flows based on its experience and knowledge of the market in which the closed store is located and, when necessary, uses real estate brokers. However, these estimates project future cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions.

EMPLOYEE BENEFIT PLANS The determination of Safeway's obligation and expense for pension and other post-retirement benefits is dependent, in part, on the Company's selection of certain assumptions used by its actuaries in calculating these amounts. These assumptions are disclosed in Note I to the consolidated financial statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of compensation and health care costs. In accordance with generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, affect its recognized expense and recorded obligation in such future periods. While Safeway believes its assumptions are appropriate, significant differences in Safeway's actual experience or significant changes in the Company's assumptions may materially affect Safeway's pension and other post-retirement obligations and its future expense.

When not considering other changes in assumptions or actual return on plan assets, a 100-basis-point reduction in the year-end 2004 discount rate alone would negatively impact 2005 U.S. pension expense by approximately $28 million, and a 50-basis-point reduction in expected return on plan assets alone would negatively impact 2005 U.S. pension expense by approximately $8 million.

Not considering any changes in assumptions, a $100 million reduction in plan assets in 2004 would impact 2005 U.S. pension expense by approximately $18 million. The fair value of plan assets can vary significantly from year to year.

GOODWILL Safeway accounts for goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." As required by SFAS No. 142, Safeway tests for goodwill annually using a two-step approach with extensive use of accounting judgments and estimates of future operating results. Changes in estimates or application of alternative assumptions and definitions could produce significantly different results. The factors that most significantly affect the fair value calculation are market multiples and estimates of future cash flows. Fair value is determined by an independent third-party appraiser who primarily used the discounted cash flow method and the guideline company method.

Liquidity and Financial Resources

Net cash flow from operating activities was $2,226.4 million in 2004, $1,609.6 million in 2003, and $2,034.7 million in 2002. Net cash flow from operating activities increased in 2004 largely due to increased net income and changes in working capital. Net cash flow from operating activities decreased in 2003 and 2002 primarily due to lower operating results and changes in working capital.

Cash flow used by investing activities was $1,070.3 million in 2004, $795.0 million in 2003 and $1,395.7 million in 2002. Cash flow used by investing activities increased in 2004 compared to 2003 because of higher capital expenditures. Cash flow used by investing activities decreased in 2003 compared to 2002 because of reduced capital expenditures in 2003. Cash flow used by investing activities declined in 2002 compared to 2001 primarily because of cash used to acquire Genuardi's in 2001, as well as reduced capital expenditures.

Capital expenditures were gradually scaled back in 2003 and 2002 as the economy softened. Capital expenditures increased in 2004 as the Company focused on remodeling its existing stores under its new "Lifestyle Store" prototype. In 2004, Safeway opened 33 new stores and completed 115 remodels. In 2003, Safeway opened 40 new stores and remodeled 75 stores. In 2005, Safeway expects to spend approximately $1.4 billion in cash capital expenditures, open approximately 30 to 35 new stores and complete approximately 275 to 285 remodels.

Based upon the current level of operations, Safeway believes that net cash flow from operating activities and other sources of liquidity, including borrowing under the Company's commercial paper program and bank credit agreement, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance, however, that Safeway's business will continue to generate cash flow at or above current levels or that the Company will be able to maintain its ability to borrow under the commercial paper program and bank credit agreement.

If the Company's credit rating were to decline below its current level of Baa2/BBB, the ability to borrow under the commercial paper program would be adversely affected. Safeway's ability to borrow under the bank credit agreement is unaffected by Safeway's credit rating. However, if Safeway's 2004 Adjusted EBITDA to interest ratio of 5.04 to 1 were to decline to 2.0 to 1, or if Safeway's year-end 2004 debt to Adjusted EBITDA ratio of 3.26 to 1 were to grow to 4.0 to 1, Safeway's ability to borrow under the bank credit agreement would be impaired. The computation of Adjusted EBITDA, as defined by the bank credit agreement, is provided below solely to provide an understanding of the impact that Adjusted EBITDA has on Safeway's ability to borrow under the bank credit agreement. Adjusted EBITDA should not be considered as an alternative to net income or cash flows from operating activities (which are determined in accordance with GAAP) and is not being presented as an indicator of operating performance or a measure of liquidity. Other companies may define Adjusted EBITDA differently and, as a result, such measures may not be comparable to Safeway's Adjusted EBITDA.

(Dollars in millions)	52 weeks 2004
Adjusted EBITDA:	
Net income	$ 560.2
Add (subtract):	
Income taxes	233.7
LIFO income	(15.2)
Interest expense	411.2
Depreciation and amortization	894.6
Equity in earnings of unconsolidated affiliates	(12.6)
Total Adjusted EBITDA	$2,071.9
Adjusted EBITDA as a multiple of interest expense	5.04x
Total debt at year-end 2004	$6,763.4
Debt to Adjusted EBITDA	3.26x

Total debt, including capital leases, was $6.76 billion in 2004, $7.82 billion in 2003 and $8.44 billion in 2002. Total debt declined in 2004 and 2003 as Safeway used cash flow from operations to pay down debt. Annual debt maturities over the next five years are set forth in Note D of the Company's 2004 consolidated financial statements.

The table below presents significant contractual obligations of the Company at year-end 2004:

(In millions)	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	$ 596.9	$ 818.7	$ 785.2	$ 553.7	$ 502.2	$2,809.9	$6,066.6
Capital lease obligations[1]	42.8	40.8	41.8	42.5	43.7	485.2	696.8
Operating leases	405.9	396.8	380.9	362.5	328.3	2,778.6	4,653.0
Self-insurance liability	142.9	96.2	66.1	46.7	34.5	112.5	498.9
Contracts for purchase of property, equipment and construction of buildings	139.7	–	–	–	–	–	139.7
Contracts for purchase of inventory	486.9	–	–	–	–	–	486.9

(1) Minimum lease payments, less amounts representing interest

New Accounting Standards

In January 2004, the FASB issued SFAS No. 106-1., "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This statement permits a sponsor to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Prescription Drug Act. The Prescription Drug Act, signed into law in December 2003, establishes a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. SFAS No. 106-1 does not provide specific guidance as to whether a sponsor should recognize the effects of the Prescription Drug Act in its financial statements. The Prescription Drug Act introduces two new features to Medicare that must be considered when measuring accumulated postretirement benefit costs. The new features include a subsidy to the plan sponsors that is based on 28% of an individual beneficiary's annual prescription drug costs between $250 and $5,000 and an opportunity for a retiree to obtain a prescription drug benefit under Medicare. The Prescription Drug Act is not expected to reduce Safeway's net postretirement benefit costs.

Safeway has elected to defer adoption of SFAS No. 106-1 due to the lack of specific guidance. Therefore, the net postretirement benefit costs disclosed in the Company's financial statements do not reflect the impacts of the Prescription Drug Act on the plans. The deferral will continue to apply until specific authoritative accounting guidance for the federal subsidy is issued. Authoritative guidance on the accounting for the federal subsidy is pending and, when issued, could require information previously reported in the Company's financial statements to change. Safeway is currently investigating the impacts of SFAS No. 106-1's initial recognition, measurement and disclosure provisions on it's financial statements.

In December 2004, the FASB issued FASB Staff Position SFAS No. 109-2, "Accounting Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," which provides accounting and disclosure guidance for the repatriation provisions of the American Jobs Creation Act of 2004 (the "Act"). The Act provides for a special one-time tax deduction of certain earnings repatriated in 2005. The Company is evaluating whether to take advantage of this provision with respect to its Canadian subsidiary, and expects to complete the evaluation by the fourth quarter of 2005. The Company anticipates that it could repatriate between zero and $734 million, and that the tax cost of the repatriation would be between zero and $75 million.

In December 2004, the FASB issued FASB Staff Position SFAS No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," which provides accounting and disclosure guidance on the Act's qualified production activities deduction. The Company is currently evaluating the impact of this guidance on its effective tax rate for 2005 and subsequent periods.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces SFAS No. 123, supersedes APB No. 25 and related interpretations and amends SFAS No. 95, "Statement of Cash Flows." The provisions of SFAS No. 123R are similar to those of SFAS No. 123; however, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements as compensation cost based on their fair value on the date of grant. Fair value of share-based awards will be determined using option-pricing models (e.g. Black-Scholes or binomial models) and assumptions that appropriately reflect the specific circumstances of the awards. Compensation cost will be recognized over the vesting period based on the fair value of awards that actually vest.

The Company will be required to choose between the modified-prospective and modified-retrospective transition alternatives in adopting SFAS No. 123R. Under the modified-prospective-transition method, compensation cost will be recognized in financial statements issued subsequent to the date of adoption for all shared-based payments granted, modified or settled after the date of adoption, as well as for any unvested awards that were granted prior to the date of adoption. Under the modified-retrospective-transition method, prior period financial statements will be restated by recognizing compensation cost as previously reported in the pro forma disclosures under SFAS No. 123. The restatement provisions can be applied to either a) all periods presented or b) to the beginning of the fiscal year in which SFAS No. 123R is adopted. As the Company previously adopted only the pro forma disclosure provisions of SFAS No. 123, Safeway will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under SFAS No. 123.

SFAS No. 123R is effective at the beginning of the first interim or annual period beginning after June 15, 2005, and early adoption is encouraged. Safeway has elected to early adopt this pronouncement beginning in the first quarter of 2005. The Company is in the process of evaluating the use of certain option-pricing models as well as the assumptions to be used in such models. When that evaluation is complete, Safeway will select a transition method.

Forward-Looking Statements

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to, among other things, capital expenditures, acquisitions, the valuation of Safeway's investments, operating improvements and costs, tax rate and gross profit improvement, and are indicated by words or phrases such as "continuing," "ongoing," "expects" and similar words or phrases. The following are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in our operating regions, including the rate of inflation, consumer spending levels, population, employment and job growth in our markets; pricing pressures and competitive factors, which could include pricing strategies, store openings and remodels by our competitors; results of our programs to control or reduce costs, improve buying practices and control shrink; results of our programs to increase sales, including private-label sales, improvement in our perishables departments and our promotional programs; results of our programs to improve capital management; the ability to integrate any companies we acquire and achieve operating improvements at those companies; changes in financial performance of our equity investments; increases in labor costs and relations with union bargaining units representing our employees or employees of third-party operators of our distribution centers; changes in state or federal legislation or regulation; the cost and stability of power sources; opportunities, acquisitions or dispositions that we pursue; performance in new business ventures; the rate of return on our pension assets; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaims any obligation to do so.

Consolidated Statements of Operations

SAFEWAY INC. AND SUBSIDIARIES

(In millions, except per-share amounts)	52 Weeks 2004	53 Weeks 2003	52 Weeks 2002
Sales and other revenue	$ 35,822.9	$ 35,727.2	$ 34,917.2
Cost of goods sold	(25,227.6)	(25,003.0)	(23,920.8)
Gross profit	10,595.3	10,724.2	10,996.4
Operating and administrative expense	(9,422.5)	(9,421.2)	(8,760.8)
Goodwill impairment charges	–	(729.1)	(1,288.0)
Operating profit	1,172.8	573.9	947.6
Interest expense	(411.2)	(442.4)	(430.8)
Other income, net	32.3	9.6	15.5
Income before income taxes and cumulative effect of accounting change	793.9	141.1	532.3
Income taxes	(233.7)	(310.9)	(660.4)
Income (loss) before cumulative effect of accounting change	560.2	(169.8)	(128.1)
Cumulative effect of accounting change	–	–	(700.0)
Net income (loss)	$ 560.2	$ (169.8)	$ (828.1)
Basic earnings (loss) per share:			
Income (loss) before cumulative effect of accounting change	$ 1.26	$ (0.38)	$ (0.27)
Cumulative effect of accounting change	–	–	(1.50)
Net income (loss)	$ 1.26	$ (0.38)	$ (1.77)
Diluted earnings (loss) per share:			
Income (loss) before cumulative effect of accounting change	$ 1.25	$ (0.38)	$ (0.27)
Cumulative effect of accounting change	–	–	(1.50)
Net income (loss)	$ 1.25	$ (0.38)	$ (1.77)
Weighted average shares outstanding – basic	445.6	441.9	467.3
Weighted average shares outstanding – diluted	449.1	441.9	467.3

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

SAFEWAY INC. AND SUBSIDIARIES

(In millions)	Year-end 2004	Year-end 2003
Assets		
Current assets:		
Cash and equivalents	$ 266.8	$ 174.8
Receivables	339.0	383.2
Merchandise inventories, net of LIFO reserve of $48.6 and $63.8	2,740.7	2,642.2
Prepaid expenses and other current assets	251.2	307.5
Total current assets	3,597.7	3,507.7
Property:		
Land	1,396.0	1,384.9
Buildings	4,269.7	3,847.2
Leasehold improvements	2,621.9	2,494.8
Fixtures and equipment	5,981.3	5,539.8
Property under capital leases	773.8	758.1
	15,042.7	14,024.8
Less accumulated depreciation and amortization	(6,353.3)	(5,619.0)
Total property, net	8,689.4	8,405.8
Goodwill	2,406.6	2,404.9
Prepaid pension costs	321.0	418.7
Investments in unconsolidated affiliates	187.6	191.8
Other assets	175.1	167.8
Total assets	$ 15,377.4	$ 15,096.7

Consolidated Balance Sheets

(In millions, except per-share amounts)	Year-end 2004	Year-end 2003
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of notes and debentures	**$ 596.9**	$ 699.5
Current obligations under capital leases	**42.8**	50.5
Accounts payable	**1,759.4**	1,509.6
Accrued salaries and wages	**426.4**	406.0
Income taxes	**270.3**	134.0
Other accrued liabilities	**696.3**	664.7
Total current liabilities	**3,792.1**	3,464.3
Long-term debt:		
Notes and debentures	**5,469.7**	6,404.0
Obligations under capital leases	**654.0**	668.3
Total long-term debt	**6,123.7**	7,072.3
Deferred income taxes	**463.6**	421.9
Accrued claims and other liabilities	**691.1**	493.9
Total liabilities	**11,070.5**	11,452.4
Commitments and contingencies		
Stockholders' equity:		
Common stock: par value $0.01 per share; 1,500 shares authorized; 578.5 and 575.4 shares outstanding	**5.8**	5.8
Additional paid-in capital	**3,373.1**	3,334.6
Treasury stock at cost; 130.8 and 131.2 shares	**(3,879.7)**	(3,887.4)
Deferred stock compensation	**(15.2)**	(14.0)
Accumulated other comprehensive income	**144.9**	87.5
Retained earnings	**4,678.0**	4,117.8
Total stockholders' equity	**4,306.9**	3,644.3
Total liabilities and stockholders' equity	**$ 15,377.4**	$ 15,096.7

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

SAFEWAY INC. AND SUBSIDIARIES

(In millions)	52 Weeks 2004	53 Weeks 2003	52 Weeks 2002
Operating Activities:			
Net income (loss)	**$ 560.2**	$ (169.8)	$ (828.1)
Cumulative effect of accounting change	–	–	700.0
Income (loss) before cumulative effect of accounting change	**560.2**	(169.8)	(128.1)
Reconciliation to net cash flow from operating activities:			
Goodwill impairment charges	–	729.1	1,288.0
Property impairment charges	**39.4**	344.9	213.1
Miscellaneous equity investment impairment charges	–	10.6	–
Depreciation and amortization	**894.6**	863.6	888.3
Amortization of deferred finance costs	**7.8**	8.0	7.8
Deferred income taxes	**(29.2)**	(77.9)	64.9
LIFO income	**(15.2)**	(1.3)	(17.6)
Equity in (earnings) losses of unconsolidated affiliates	**(12.6)**	7.1	0.2
Net pension expense	**112.9**	130.9	30.3
Contributions to pension plans	**(15.1)**	(12.1)	(32.0)
Restricted stock expense	**4.5**	0.2	–
Other	**2.2**	–	–
Long-term accrued claims and other liabilities	**118.1**	52.7	11.0
Loss (gain) on property retirements	**20.6**	(13.4)	19.3
Changes in working capital items:			
Receivables	**46.3**	56.6	(39.9)
Inventories at FIFO cost	**(61.9)**	144.4	(107.7)
Prepaid expenses and other current assets	**50.9**	(72.8)	55.6
Income taxes	**218.1**	21.5	(90.7)
Payables and accruals	**284.8**	(412.7)	(127.8)
Net cash flow from operating activities	**2,226.4**	1,609.6	2,034.7
Investing Activities:			
Cash paid for property additions	**(1,212.5)**	(935.8)	(1,467.4)
Proceeds from sale of property	**194.7**	189.0	113.2
Other	**(52.5)**	(48.2)	(41.5)
Net cash flow used by investing activities	**(1,070.3)**	(795.0)	(1,395.7)

Consolidated Statements of Cash Flows

SAFEWAY INC. AND SUBSIDIARIES

(In millions)	52 Weeks 2004	53 Weeks 2003	52 Weeks 2002
Financing Activities:			
Additions to short-term borrowings	$ 11.2	$ 2.6	$ 1.4
Payments on short-term borrowings	(1.5)	(3.1)	(3.5)
Additions to long-term borrowings	1,173.5	1,592.0	2,919.3
Payments on long-term borrowings	(2,278.6)	(2,331.0)	(2,063.2)
Purchase of treasury stock	(0.4)	–	(1,502.6)
Net proceeds from exercise of stock options	24.8	19.1	31.5
Other	(6.6)	(3.6)	(14.2)
Net cash flow used by financing activities	(1,077.6)	(724.0)	(631.3)
Effect of changes in exchange rates on cash	13.5	8.2	(0.2)
Increase in cash and equivalents	92.0	98.8	7.5
Cash and Equivalents:			
Beginning of year	174.8	76.0	68.5
End of year	$ 266.8	$ 174.8	$ 76.0
Other Cash Information:			
Cash payments during the year for:			
Interest	$ 434.8	$ 464.2	$ 440.6
Income taxes, net of refunds	43.8	361.6	686.2
Noncash Investing and Financing Activities:			
Tax benefit from stock options exercised	$ 17.4	$ 13.6	$ 29.2
Capital lease obligations entered into	35.9	113.2	174.9
Mortgage notes assumed in property additions	5.5	–	5.9

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

SAFEWAY INC. AND SUBSIDIARIES

(In millions)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Cost	Deferred Stock Compensation	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity	Comprehensive (Loss) Income
Balance, year-end 2001	570.8	$ 5.7	$ 3,267.1	(82.7)	$ (2,419.6)	–	$ 5,115.7	$ (79.3)	$ 5,889.6	
Net loss	–	–	–	–	–	–	(828.1)	–	(828.1)	$(828.1)
Translation adjustments	–	–	–	–	–	–	–	10.3	10.3	10.3
Other	–	–	–	–	–	–	–	0.7	0.7	0.7
Treasury stock purchased	–	–	–	(50.1)	(1,502.9)	–	–	–	(1,502.9)	–
Options exercised	2.2	–	40.1	0.8	17.8	–	–	–	57.9	–
Balance, year-end 2002	573.0	5.7	3,307.2	(132.0)	(3,904.7)	–	4,287.6	(68.3)	3,627.5	$(817.1)
Net loss	–	–	–	–	–	–	(169.8)	–	(169.8)	$(169.8)
Translation adjustments	–	–	–	–	–	–	–	154.9	154.9	154.9
Other	–	–	–	–	–	–	–	0.9	0.9	0.9
Restricted stock granted	0.7	–	14.2	–	–	(14.2)	–	–	–	–
Amortization of restricted stock	–	–	–	–	–	0.2	–	–	0.2	–
Options exercised	1.7	0.1	13.2	0.8	17.3	–	–	–	30.6	–
Balance, year-end 2003	575.4	5.8	3,334.6	(131.2)	(3,887.4)	(14.0)	4,117.8	87.5	3,644.3	$ (14.0)
Net income	–	–	–	–	–	–	560.2	–	560.2	$ 560.2
Translation adjustments	–	–	–	–	–	–	–	51.5	51.5	51.5
Other	–	–	–	–	–	–	–	5.9	5.9	5.9
Restricted stock granted	0.3	–	5.7	–	–	(5.7)	–	–	–	–
Amortization of restricted stock	–	–	–	–	–	4.5	–	–	4.5	–
Treasury stock purchased	–	–	–	–	(0.4)	–	–	–	(0.4)	–
Options exercised	2.8	–	32.8	0.4	8.1	–	–	–	40.9	–
Balance, year-end 2004	578.5	$ 5.8	$ 3,373.1	(130.8)	$ (3,879.7)	$ (15.2)	$ 4,678.0	$ 144.9	$ 4,306.9	$ 617.6

See accompanying notes to consolidated financial statements.

Note A: The Company and Significant Accounting Policies

THE COMPANY Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug retailers in North America, with 1,802 stores as of year-end 2004. Safeway's U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities. The Company also has a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 115 food and general merchandise stores in western Mexico. In addition, Safeway has a strategic alliance with and a 54% ownership interest in GroceryWorks Holdings, Inc. ("GroceryWorks"), an Internet grocer.

BASIS OF CONSOLIDATION The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's investment in Casa Ley is reported using the equity method and is recorded on a one-month delay basis because financial information for the latest month is not available from Casa Ley in time to be included in Safeway's consolidated results until the following reporting period.

FISCAL YEAR The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 52-week period ended January 1, 2005, the 53-week period ended January 3, 2004 and the 52-week period ended December 28, 2002.

RECLASSIFICATIONS Historically, Safeway has classified certain minor revenue items such as partner gift card and vending machine income as a reduction of costs and expenses. As the value of these items has grown, the Company has determined that they are more appropriately classified as other revenue in 2004. These items have been reclassified for prior periods to conform to the 2004 presentation. These reclassifications had no effect on previously reported operating profit or net income (loss) and are summarized as follows (in millions):

	2004	2003	2002
Sales, before reclassifications	**$ 35,621.9**	$ 35,552.7	$ 34,767.5
Reclassifications	**201.0**	174.5	149.7
Sales and other revenue, as adjusted	**$ 35,822.9**	$ 35,727.2	$ 34,917.2
Cost of goods sold, before reclassifications	**$(25,230.0)**	$(25,018.9)	$(23,955.5)
Reclassifications	**2.4**	15.9	34.7
Cost of goods sold, as adjusted	**$(25,227.6)**	$(25,003.0)	$(23,920.8)
Gross profit, before reclassifications	**$ 10,391.9**	$ 10,533.8	$ 10,812.0
Reclassifications	**203.4**	190.4	184.4
Gross profit, as adjusted	**$ 10,595.3**	$ 10,724.2	$ 10,996.4
Operating and administrative expense, before reclassifications	**$ (9,219.1)**	$ (9,230.8)	$ (8,576.4)
Reclassifications	**(203.4)**	(190.4)	(184.4)
Operating and administrative expense, as adjusted	**$ (9,422.5)**	$ (9,421.2)	$ (8,760.8)

REVENUE RECOGNITION Revenue is recognized at the point of sale for retail sales. Discounts provided to customers in connection with loyalty cards are accounted for as a reduction of sales.

COST OF GOODS SOLD Cost of goods sold includes cost of inventory sold during the period, including purchase and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs and other costs of Safeway's distribution network. Advertising and promotional expenses are also included as a component of cost of goods sold. Such costs are expensed in the period the advertisement occurs. Advertising and promotional expenses totaled $487.8 million in 2004, $419.9 million in 2003 and $384.6 million in 2002.

Vendor allowances totaled $2.2 billion in 2004, 2003 and 2002. Vendor allowances did not materially impact the Company's gross profit in 2004, 2003 and 2002 because Safeway spends the allowances received on pricing promotions, advertising expenses and slotting expenses. Vendor allowances can be grouped into the following broad categories: promotional allowances, slotting allowances, and contract allowances. All vendor allowances are classified as an element of cost of goods sold.

Promotional allowances make up nearly three-quarters of all allowances. With promotional allowances, vendors pay Safeway to promote their product. The promotion may be any combination of a temporary price reduction, a feature in print ads, a feature in a Safeway circular, or a preferred location in the store. The promotions are typically one to two weeks long.

Slotting allowances are a small portion of total allowances (typically less than 5% of all allowances). With slotting allowances, the vendor reimburses Safeway for the cost of placing new product on the shelf. Safeway has no obligation or commitment to keep the product on the shelf for a minimum period.

Contract allowances make up the remainder of all allowances. Under a typical contract allowance, a vendor pays Safeway to keep product on the shelf for a minimum period of time or when volume thresholds are achieved.

Prior to the adoption of Emerging Issues Task Force ("EITF") No. 02-16, slotting allowances were considered a reimbursement of Safeway's costs and recognized when the product was first stocked which is generally the point at which all the related expenses have been incurred. Promotional allowances were recognized when the promotion ran. Beginning with the adoption of EITF No. 02-16 in the first quarter of 2003, slotting and promotional allowances are accounted for as a reduction in the cost of purchased inventory and recognized when the related inventory is sold. Contract allowances are recognized as a reduction in the cost of goods sold as volume thresholds are achieved or through the passage of time.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TRANSLATION OF FOREIGN CURRENCIES Assets and liabilities of the Company's Canadian subsidiaries and Casa Ley are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Adjustments resulting from translating financial statements into U.S. dollars are reported, net of applicable income taxes, as a separate component of comprehensive income in the consolidated statements of stockholders' equity.

CASH AND CASH EQUIVALENTS Short-term investments with original maturities of less than three months are considered to be cash equivalents.

MERCHANDISE INVENTORIES Merchandise inventory of $1,943 million at year-end 2004 and $1,903 million at year-end 2003 is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $1,992 million at year-end 2004 and $1,967 million at year-end 2003. Liquidations of LIFO layers resulted in income of $2.3 million in 2004, expense of $1.9 million in 2003 and income of $5.3 million in 2002. All remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. The FIFO cost of inventory approximates replacement or current cost. Physical inventories are taken on a cycle basis. The Company records an estimated inventory shrink adjustment for the period between the last physical inventory and the balance sheet date.

PROPERTY AND DEPRECIATION Property is stated at cost. Depreciation expense on buildings and equipment is computed on the straight-line method using the following lives:

Stores and other buildings	7 to 40 years
Fixtures and equipment	3 to 15 years

Property under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the lease or the estimated useful lives of the assets.

SELF-INSURANCE The Company is primarily self-insured for workers' compensation, automobile and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported, and is discounted using a risk-free rate of interest. The present value of such claims was calculated using a discount rate of 3.25% in 2004 and 3.0% in 2003.

A summary of changes in Safeway's self-insurance liability is as follows (in millions):

	2004	2003	2002
Beginning balance	**$409.5**	$340.6	$320.4
Expense	**247.4**	235.2	166.5
Claim payments	**(158.0)**	(166.3)	(146.3)
Ending balance	**$498.9**	$409.5	$340.6
Less: current portion	**(142.9)**	(124.7)	(119.5)
Long-term portion	**$356.0**	$284.8	$221.1

The current portion of the self-insurance liability is included in other accrued liabilities, and the long-term portion is included in accrued claims and other liabilities in the consolidated balance sheets. The total undiscounted liability was $558.8 million at year-end 2004 and $451.4 million at year-end 2003.

RENT HOLIDAYS Certain of the Company's operating leases contain rent holidays. For these leases, the Company recognizes the related rent expense on a straight-line basis at the earlier of the first rent payment or the date of possession of the leased property. The difference between the amounts charged to expense and the rent paid is recorded as deferred lease incentives and amortized over the lease term.

CONSTRUCTION ALLOWANCES As part of certain lease agreements, the Company receives construction allowances from landlords. The construction allowances are deferred and amortized on a straight-line basis over the life of the lease as a reduction to rent expense.

INCOME TAXES The Company provides income tax expense or benefit in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes represent future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS The Company has, from time to time, entered into interest rate swap agreements to change its portfolio mix of fixed and floating-rate debt to more desirable levels. Interest rate swap agreements involve the exchange with a counterparty of fixed and floating-rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company's counter-parties have been major financial institutions.

FAIR VALUE OF FINANCIAL INSTRUMENTS Generally accepted accounting principles require the disclosure of the fair value of certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Safeway estimated the fair values presented below using appropriate valuation methodologies and market information available as of year-end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, these fair values were estimated at year-end, and current estimates of fair value may differ significantly from the amounts presented.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and equivalents, accounts receivable, accounts payable and short-term debt. The carrying amount of these items approximates fair value.

Long-term debt. Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 2004, the estimated fair value of debt was $6.4 billion compared to a carrying value of $6.1 billion. At year-end 2003, the estimated fair value of debt was $7.5 billion compared to a carrying value of $7.1 billion.

Off-balance-sheet instruments. The fair value of interest rate swap agreements are the amounts at which they could be settled based on estimates obtained from dealers. The net unrealized gain on such agreements was $6.1 million at year-end 2004.

STORE CLOSING AND IMPAIRMENT CHARGES Safeway regularly reviews its stores' operating performance and assesses the Company's plans for certain store and plant closures. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," losses related to the impairment of long-lived assets are recognized when expected future cash flows are less than the asset's carrying value. At the time a store is closed or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable, the Company evaluates the carrying value of the assets in relation to its expected future cash flows. If the carrying value is greater than the future cash flows, a provision is made for the impairment of the assets to write the assets down to estimated fair value.

Fair value is determined by estimating net future cash flows, discounted using a risk-adjusted rate of return. The Company calculates impairment on a store-by-store basis. These provisions are recorded as a component of operating and administrative expense and are disclosed in Note C.

For stores to be closed that are under long-term leases, the Company records a liability for the future minimum lease payments and related ancillary costs, from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations, discounted using a risk-adjusted rate of interest. This liability is recorded at the time the store is closed. Activity included in the reserve for store lease exit costs is disclosed in Note C.

STOCK-BASED COMPENSATION Safeway accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148:

(In millions, except per-share amounts)	2004	2003	2002
Net income (loss) – as reported	**$560.2**	$(169.8)	$(828.1)
Add:			
Stock-based employee compensation expense included in reported net income, net of related tax effects	**2.8**	0.1	–
Less:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(47.6)**	(51.2)	(49.6)
Net income (loss) – pro forma	**$515.4**	$(220.9)	$(877.7)
Basic earnings (loss) per share:			
As reported	**$1.26**	$(0.38)	$(1.77)
Pro forma	**1.16**	(0.50)	(1.88)
Diluted earnings (loss) per share:			
As reported	**$1.25**	$(0.38)	$(1.77)
Pro forma	**1.15**	(0.50)	(1.88)

NEW ACCOUNTING STANDARDS In December 2003, the FASB revised SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." This revised statement requires new annual disclosures about the types of plan assets, investment strategy, measurement date, plan obligations and cash flows as well as components of the net periodic benefit cost recognized in interim periods. The new annual disclosure requirements apply to fiscal years ending after December 15, 2003, except for the disclosure of expected future benefit payment, which must be disclosed for fiscal years ending after June 15, 2004. Interim period disclosures are generally effective for interim periods beginning after December 15, 2003. The Company has included the disclosures required by SFAS No. 132 in its financial statements for the year ended January 1, 2005.

In January 2004, the FASB issued SFAS No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This statement permits a sponsor to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Prescription Drug Act. The Prescription Drug Act, signed into law in December 2003, establishes a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. SFAS No. 106-1 does not provide specific guidance as to whether a sponsor should recognize the effects of the Prescription Drug Act in its financial statements. The Prescription Drug Act introduces two new features to Medicare that must be considered when measuring accumulated postretirement benefit costs. The new features include a subsidy to the plan sponsors that is based on 28% of an individual beneficiary's annual prescription drug costs between $250 and $5,000 and an opportunity for a retiree to obtain a prescription drug benefit under Medicare. The Prescription Drug Act is not expected to reduce Safeway's net postretirement benefit costs.

Safeway has elected to defer adoption of SFAS No. 106-1 due to the lack of specific guidance. Therefore, the net postretirement benefit costs disclosed in the Company's financial statements do not reflect the impacts of the Prescription Drug Act on the plans. The deferral will continue to apply until specific authoritative accounting guidance for the federal subsidy is issued. Authoritative guidance on the accounting for the federal subsidy is pending and, when issued, could require information previously reported in the Company's financial statements to change. Safeway is currently investigating the impacts of SFAS No. 106-1's initial recognition, measurement and disclosure provisions on its financial statements.

In December 2004, the FASB issued FASB Staff Position SFAS No. 109-2, "Accounting Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," which provides accounting and disclosure guidance for the repatriation provisions of the American Jobs Creation Act of 2004 (the "Act"). The Act provides for a special one-time tax deduction of certain earnings repatriated in 2005. The Company is evaluating whether to take advantage of this provision with respect to its Canadian subsidiary, and expects to complete the evaluation by the fourth quarter of 2005. The Company anticipates that it could repatriate between zero and $734 million, and that the tax cost of the repatriation would be between zero and $75 million.

In December 2004, the FASB issued FASB Staff Position SFAS No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," which provides accounting and disclosure guidance on the Act's qualified production activities deduction. The Company is currently evaluating the impact of this guidance on its effective tax rate for 2005 and subsequent periods.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces SFAS No. 123, supersedes APB 25 and related interpretations and amends SFAS No. 95, "Statement of Cash Flows." The provisions of SFAS No. 123R are similar to those of SFAS No. 123; however, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements as compensation cost based on their fair value on the date of grant. Fair value of share-based awards will be determined using option-pricing models (e.g. Black-Scholes or binomial models) and assumptions that appropriately reflect the specific circumstances of the awards. Compensation cost will be recognized over the vesting period based on the fair value of awards that actually vest.

The Company will be required to choose between the modified-prospective and modified-retrospective transition alternatives in adopting SFAS No. 123R. Under the modified-prospective-transition method, compensation cost will be recognized in financial statements issued subsequent to the date of adoption for all shared-based payments granted, modified or settled after the date of adoption, as well as for any unvested awards that were granted prior to the date of adoption. Under the modified-retrospective-transition method, prior period financial statements will also be restated by recognizing compensation cost as previously reported in the pro forma disclosures under SFAS No. 123. The restatement provisions can be applied to either a) all periods presented or b) to the beginning of the fiscal year in which SFAS No. 123R is adopted. As the Company previously adopted only the pro forma disclosure provisions of SFAS No. 123, Safeway will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under SFAS No. 123.

SFAS No. 123R is effective at the beginning of the first interim or annual period beginning after June 15, 2005, and early adoption is encouraged. Safeway has elected to early adopt this pronouncement beginning in the first quarter of 2005. The Company is in the process of evaluating the use of certain option-pricing models as well as the assumptions to be used in such models. When that evaluation is complete, Safeway will select a transition method.

Note B: Goodwill

A summary of changes in Safeway's goodwill during 2004 and 2003 by geographic area is as follows:

(In millions)	2004			2003		
	U.S.	Canada	Total	U.S.	Canada	Total
Balance – beginning of the year	**$2,328.3**	**$76.6**	**$2,404.9**	$3,062.9	$62.8	$3,125.7
Impairment charges	**–**	**–**	**–**	(729.1)	–	(729.1)
Other adjustments	**(2.7)[1]**	**4.4[2]**	**1.7**	(5.5)[1]	13.8[2]	8.3
Balance – end of year	**$2,325.6**	**$81.0**	**$2,406.6**	$2,328.3	$76.6	$2,404.9

(1) Primarily represents revised estimate of pre-acquisition tax accrual.
(2) Represents foreign currency translation adjustments in Canada.

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on December 30, 2001. Under the transitional provisions of SFAS No. 142, the Company's goodwill was tested for impairment as of December 30, 2001. Each of the Company's reporting units were tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined based on a valuation study performed by an independent third party who primarily considered the discounted cash flow, guideline company and similar transaction methods. As a result of the Company's impairment test, the Company recorded an impairment loss to reduce the carrying value of goodwill at Dominick's by $589.0 million and Randall's by $111.0 million to its implied fair value. Impairment in both cases was due to a combination of factors including acquisition price, post-acquisition capital expenditures and operating performance. In accordance with SFAS No. 142, the impairment charge was reflected as a cumulative effect of accounting change in the Company's statement of operations.

As required by SFAS No. 142, Safeway tested goodwill for impairment again in the fourth quarter of 2002, which represents the annual impairment testing date selected by Safeway. Fair value was determined based on a valuation study performed by an independent third party which primarily considered the discounted cash flow and guideline company method. As a result of this annual review, Safeway recorded an impairment charge for Dominick's goodwill of $583.8 million and for Randall's goodwill of $704.2 million. These additional charges reflect declining multiples in the retail grocery industry and operating performance.

Also in the fourth quarter of 2003, Safeway performed its annual review of goodwill. Fair value was determined based on a valuation study performed by an independent third party which primarily considered the discounted cash flow and guideline company method. As a result of this annual review, Safeway recorded an impairment charge for Randall's goodwill of $447.7 million. The additional charges reflect declining multiples in the retail grocery industry and operating performance. There was no remaining goodwill for Dominick's or Randall's on Safeway's consolidated balance sheet at year-end 2003.

Safeway completed its annual impairment test in the fourth quarter of 2004. Fair value was determined based on a valuation study performed by an independent third party which primarily considered the discounted cash flow and guideline company method. As a result of this annual review, Safeway concluded that no impairment charge was required.

Note C: Store Closing and Impairment Charges

IMPAIRMENT WRITE-DOWNS Safeway recognized impairment charges on the write-down of long-lived assets of $39.4 million in 2004, $344.9 million in 2003 and $213.1 million in 2002. This includes Dominick's impairment charges of $311.4 million in 2003 and $201.3 million in 2002. These charges are included as a component of operating and administrative expense.

In November 2002, Safeway announced the decision to sell Dominick's and exit the Chicago market due to labor issues. In accordance with SFAS No. 144, Safeway recorded a pre-tax charge for the impairment of long-lived assets of $201.3 million in the fourth quarter of 2002 to adjust Dominick's to its estimated fair market value less cost to sell.

In the first 36 weeks of 2003, Safeway reduced the carrying value of Dominick's in part by writing down an additional $120.7 million of long-lived assets, based on indications of value received during the sale process. In November 2003, Safeway announced that it was taking Dominick's off the market. Safeway reclassified Dominick's from an "asset held for sale" to "asset held and used" and adjusted Dominick's individual long-lived assets to the lower of cost or fair value. As a result, in the fourth quarter of 2003, Safeway incurred a pre-tax, long-lived asset impairment charge of $190.7 million.

STORE LEASE EXIT COSTS The reserve for store lease exit costs includes the following activity for 2004, 2003 and 2002 (in millions):

	2004	2003	2002
Beginning balance	**$129.1**	$132.1	$132.4
Provision for estimated net future cash flows of additional closed stores[1]	**55.1**	3.7	30.6
Net cash flows, interest accretion, changes in estimates of net future cash flows	**(17.1)**	(6.7)	(30.9)
Ending balance	**$167.1**	$129.1	$132.1

(1) Estimated net future cash flows represents future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations.

Store lease exit costs are included as a component of operating and administrative expense and the liability is included in accrued claims and other liabilities.

Store lease exit costs related to the Furr's and Homeland bankruptcies are not included above but are discussed in Note L.

Note D: Financing

Notes and debentures were composed of the following at year-end (in millions):

	2004	2003
Commercial paper	$ 105.0	$1,210.6
Bank credit agreement, unsecured	–	–
Other bank borrowings, unsecured	18.2	8.0
Mortgage notes payable, secured	26.1	33.7
9.30% Senior Secured Debentures due 2007	24.3	24.3
6.85% Senior Notes due 2004, unsecured	–	200.0
7.25% Senior Notes due 2004, unsecured	–	400.0
2.50% Senior Notes due 2005, unsecured	200.0	200.0
Floating Rate Senior Notes due 2005, unsecured	150.0	150.0
3.80% Senior Notes due 2005, unsecured	225.0	225.0
6.15% Senior Notes due 2006, unsecured	700.0	700.0
4.80% Senior Notes due 2007, unsecured	480.0	480.0
7.00% Senior Notes due 2007, unsecured	250.0	250.0
4.125% Senior Notes due 2008, unsecured	300.0	300.0
6.50% Senior Notes due 2008, unsecured	250.0	250.0
7.50% Senior Notes due 2009, unsecured	500.0	500.0
4.95% Senior Notes due 2010, unsecured	500.0	–
6.50% Senior Notes due 2011, unsecured	500.0	500.0
5.80% Senior Notes due 2012, unsecured	800.0	800.0
5.625% Senior Notes due 2014, unsecured	250.0	–
7.45% Senior Debentures due 2027, unsecured	150.0	150.0
7.25% Senior Debentures due 2031, unsecured	600.0	600.0
9.65% Senior Subordinated Debentures due 2004, unsecured	–	81.2
9.875% Senior Subordinated Debentures due 2007, unsecured	24.2	24.2
Other notes payable, unsecured	13.8	16.5
	6,066.6	7,103.5
Less current maturities	(596.9)	(699.5)
Long-term portion	$5,469.7	$6,404.0

COMMERCIAL PAPER The amount of commercial paper borrowings is limited to the unused borrowing capacity under the bank credit agreement. Commercial paper is classified as long-term because the Company intends to and has the ability to refinance these borrowings on a long-term basis through either continued commercial paper borrowings or utilization of the bank credit agreement, which matures in 2006. The weighted average interest rate on commercial paper borrowings was 1.22% during 2004 and 2.28% at year-end 2004.

BANK CREDIT AGREEMENT Safeway's total borrowing capacity under the bank credit agreement is $2.4 billion. Of the $2.4 billion credit line, $1.25 billion matures in 2006 and has a one-year extension option requiring lender consent. Another $1.15 billion is renewable annually through 2006 and can be extended by the Company for an additional year through a term-loan conversion feature or through a one-year extension option requiring lender consent. The restrictive covenants of the bank credit agreement limit Safeway with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. Safeway is also required to maintain a minimum Adjusted EBITDA to interest expense ratio of 2.0 to 1 and not exceed a total debt to Adjusted EBITDA ratio of 4.0 to 1. As part of the second amendment to the bank credit agreement dated May 20, 2004, the Debt to Adjusted EBITDA ratio was temporarily increased to 4.0 to 1 from 3.5 to 1 for a period of one year. At year-end 2004, the Company had total unused borrowing capacity under the bank credit agreement of $2.25 billion.

U.S. borrowings under the bank credit agreement carry interest at one of the following rates selected by the Company: (i) the prime rate; (ii) a rate based on rates at which Eurodollar deposits are offered to first-class banks by the lenders in the bank credit agreement plus a pricing margin based on the Company's debt rating or interest coverage ratio (the "Pricing Margin"); or (iii) rates quoted at the discretion of the lenders. Canadian borrowings denominated in U.S. dollars carry interest at one of the following rates selected by the Company: (a) the Canadian base rate or (b) the Canadian Eurodollar rate plus the Pricing Margin. Canadian borrowings denominated in Canadian dollars carry interest at one of the following rates selected by the Company: (i) the Canadian prime rate or (ii) the rate for Canadian bankers acceptances plus the Pricing Margin.

During 2004, the Company had no outstanding borrowing under its bank revolving credit agreement. During the year, the Company paid facility fees ranging from 0.08% to 0.145% on the total amount of the credit facility.

OTHER BANK BORROWINGS Other bank borrowings at year-end 2004 have remaining terms ranging from two days to two years and a weighted average interest rate of 4.0%.

MORTGAGE NOTES PAYABLE Mortgage notes payable at year-end 2004 have remaining terms ranging from one to 19 years, have a weighted average interest rate of 8.28% and are secured by properties with a net book value of approximately $160.2 million.

SENIOR SECURED INDEBTEDNESS The 9.30% Senior Secured Debentures due 2007 are secured by a deed of trust that created a lien on the land, buildings and equipment owned by Safeway at its distribution center in Tracy, California.

SENIOR UNSECURED INDEBTEDNESS In August 2004, Safeway issued senior unsecured debt securities consisting of $500.0 million of 4.95% Notes due 2010 and $250.0 million of 5.625% Notes due 2014.

In October 2003, Safeway issued senior unsecured debt facilities consisting of $150.0 million of Floating Rate Notes (LIBOR plus 0.47%) due 2005, $200.0 million of 2.50% Notes due 2005 and $300.0 million of 4.125% Notes due 2008.

SENIOR SUBORDINATED INDEBTEDNESS The 9.875% Senior Subordinated Debentures due 2007 are subordinated in right of payment to, among other things, the Company's borrowings under the bank credit agreement, the 9.30% Senior Secured Debentures, the Senior Unsecured Indebtedness and mortgage notes payable.

OTHER NOTES PAYABLE Other notes payable at year-end 2004 have remaining terms ranging from one to 18 years and a weighted average interest rate of 1.58%.

ANNUAL DEBT MATURITIES As of year-end 2004, annual debt maturities were as follows (in millions):

2005	$ 596.9
2006	818.7
2007	785.2
2008	553.7
2009	502.2
Thereafter	2,809.9
	$6,066.6

LETTERS OF CREDIT The Company had letters of credit of $79.0 million outstanding at year-end 2004, of which $41.8 million were issued under the bank credit agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commissions ranging from 0.15% to 1.00% on the face amount of the letters of credit.

Note E: Lease Obligations

Approximately two-thirds of the premises that the Company occupies are leased. The Company had approximately 1,600 leases at year-end 2004, including approximately 230 that are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

As of year-end 2004, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

	Capital Leases	Operating Leases
2005	$ 111.6	$ 405.9
2006	105.5	396.8
2007	102.4	380.9
2008	99.0	362.5
2009	96.0	328.3
Thereafter	902.1	2,778.6
Total minimum lease payments	1,416.6	$4,653.0
Less amounts representing interest	(719.8)	
Present value of net minimum lease payments	696.8	
Less current obligations	(42.8)	
Long-term obligations	$ 654.0	

Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $161.5 million.

Amortization expense for property under capital leases was $43.4 million in 2004, $35.4 million in 2003 and $42.4 million in 2002. Accumulated amortization of property under capital leases was $230.9 million at year-end 2004 and $181.6 million at year-end 2003.

The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.

	2004	2003	2002
Property leases:			
Minimum rentals	**$406.9**	$411.4	$388.7
Contingent rentals	**20.7**	25.6	17.0
Less rentals from subleases	**(28.1)**	(31.4)	(31.3)
	399.5	405.6	374.4
Equipment leases	**24.1**	25.2	25.6
	$423.6	$430.8	$400.0

Note F: Interest Expense

Interest expense consisted of the following (in millions):

	2004	2003	2002
Commercial paper	$ 7.8	$ 16.4	$ 32.0
Bank credit agreement	4.0	3.5	3.1
Other bank borrowings	0.4	0.4	–
Mortgage notes payable	2.4	3.3	4.2
9.30% Senior Secured Debentures	2.3	2.3	2.3
10% Senior Notes	–	–	0.5
7.00% Senior Notes	–	–	29.4
3.625% Senior Notes	–	12.3	14.5
6.05% Senior Notes	–	18.3	21.2
6.85% Senior Notes	9.8	13.7	13.7
7.25% Senior Notes	20.3	29.0	29.0
2.50% Senior Notes	5.0	0.9	–
Floating Rate Senior Notes	2.9	0.4	–
3.80% Senior Notes	8.6	8.6	3.3
6.15% Senior Notes	43.1	43.1	43.1
4.80% Senior Notes	23.0	23.0	10.5
7.00% Senior Notes	17.5	17.5	17.5
4.125% Senior Notes	12.4	2.3	–
6.50% Senior Notes	16.3	16.3	16.3
7.50% Senior Notes	37.5	37.5	37.5
4.95% Senior Notes	9.7	–	–
6.50% Senior Notes	32.5	32.5	32.5
5.80% Senior Notes	46.4	46.4	17.7
5.625% Senior Notes	5.5	–	–
7.45% Senior Debentures	11.2	11.2	11.2
7.25% Senior Debentures	43.5	43.5	43.5
9.65% Senior Subordinated Debentures	0.2	7.8	7.8
9.875% Senior Subordinated Debentures	2.4	2.4	2.4
Other notes payable	0.7	0.7	1.8
Medium-term notes	–	0.4	1.4
Obligations under capital leases	66.0	63.1	57.0
Amortization of deferred finance costs	7.8	8.0	7.8
Interest rate swap agreements	(8.3)	(0.5)	0.6
Capitalized interest	(19.7)	(21.9)	(31.0)
	$411.2	$442.4	$430.8

The Company effectively converted $500 million of its 4.95% fixed-rate debt to floating rate debt through an interest swap agreement in 2004. In 2003, the Company effectively converted $300.0 million of its 4.125% fixed-rate debt to floating rate debt through an interest rate swap agreement.

Note G: Capital Stock

SHARES AUTHORIZED AND ISSUED Authorized preferred stock consists of 25 million shares, of which none was outstanding during 2004, 2003 or 2002. Authorized common stock consists of 1.5 billion shares at $0.01 par value. Common stock outstanding at year-end 2004 was 447.7 million shares (net of 130.8 million shares of treasury stock) and 444.2 million shares at year-end 2003 (net of 131.2 million shares of treasury stock).

STOCK OPTION PLANS Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the Compensation and Stock Option Committee of the Board of Directors. Options generally vest over five or seven years. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant. Options to purchase 24.4 million shares were available for grant at year-end 2004.

On July 31, 2002, the Board of Directors adopted the 2002 Equity Incentive Plan of Safeway Inc. (the "2002 Plan"), under which awards of non-qualified stock options and stock-based awards may be made. There are 2.0 million shares of common stock authorized for issuance pursuant to grants under the 2002 plan. As of year-end 2004, no options have been granted under this plan.

In September 2004, Safeway initiated a voluntary exchange program for stock options and stock rights having an exercise price greater than $35.00 to eligible employees. The Company's executive officers, members of the Board of Directors and former employees were not eligible to participate. The exchange program ended on October 5, 2004 and approximately 9.7 million stock options and rights were surrendered and cancelled. Replacement stock options and replacement stock rights totaling approximately 4.5 million will be issued on or after April 7, 2005 at the fair market value on the date of the grant to those eligible employees still employed at the date of issuance. Such replacement stock options will have a six year term and will vest over five years.

RESTRICTED STOCK The Company awarded 263,135 shares of restricted stock in 2004 and 706,236 shares of restricted stock in 2003 to certain officers and key employees. No restricted stock awards were granted in 2002. These shares vest over a period of between three to four years and are subject to certain transfer restrictions and forfeiture prior to vesting. Deferred stock compensation, representing the fair value of the stock at the measurement date of the award, is amortized to compensation expense over the vesting period. The amortization of this restricted stock resulted in $4.5 million in compensation expense in 2004 and $0.2 million in compensation expense in 2003. As of January 1, 2005, 176,554 restricted shares were vested, 792,817 restricted shares were unvested and 22,730 shares have been returned to Safeway to satisfy tax withholding obligations of employees.

Activity in the Company's stock option plans for the three-year period ended January 1, 2005 was as follows:

	Options	Weighted Average Exercise Price
Outstanding, year-end 2001	38,646,881	$29.61
2002 Activity:		
Granted	5,044,297	39.57
Canceled	(2,727,671)	39.08
Exercised	(3,019,997)	10.64
Outstanding, year-end 2002	37,943,510	31.70
2003 Activity:		
Granted	4,230,118	21.87
Canceled	(3,355,444)	38.42
Exercised	(2,511,557)	6.85
Outstanding, year-end 2003	36,306,627	31.51
2004 Activity:		
Granted	5,871,639	20.60
Canceled	(12,167,123)	44.07
Exercised	(3,196,582)	6.78
Outstanding, year-end 2004	26,814,561	26.37
Exercisable, year-end 2002	19,960,460	20.60
Exercisable, year-end 2003	21,697,133	27.24
Exercisable, year-end 2004	15,218,373	26.35

Weighted average fair value of options granted during the year:

2002	$18.46
2003	9.64
2004	8.57

The following table summarizes stock option information at year-end 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$ 1.57 to $ 2.81	2,606,969	3.10 years	$ 2.75	2,606,969	$ 2.75
3.00 to 8.87	1,869,411	1.53	4.35	1,869,411	4.35
8.88 to 19.60	1,794,717	3.53	14.66	1,329,407	13.09
19.76 to 19.99	3,993,710	5.58	19.96	97,452	19.76
20.00 to 22.78	3,263,653	5.67	20.90	419,918	20.25
22.83 to 27.15	3,565,683	5.95	25.22	1,927,525	25.30
27.40 to 40.94	2,900,344	5.06	33.57	1,971,445	33.98
41.00 to 50.31	3,925,251	5.28	44.26	2,763,507	43.98
50.44 to 62.50	2,894,823	5.89	54.22	2,232,739	53.97
1.57 to 62.50	26,814,561	4.92	26.37	15,218,373	26.35

ADDITIONAL STOCK PLAN INFORMATION The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock option awards granted at fair market value.

SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: five to seven years expected life; stock volatility of 34.8% in 2004, 37.0% in 2003 and 36.0% in 2002; risk-free interest rates of 3.97% in 2004, 3.53% in 2003 and 4.35% in 2002; and no dividends during the expected term.

The Company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding unvested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the pro forma results presented are not indicative of future period pro forma results. Had compensation cost for Safeway's stock option plans been determined based on the fair value at the grant date for awards from 1996 through 2002, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts disclosed in Note A.

Note H: Taxes on Income

The components of income tax expense are as follows (in millions):

	2004	2003	2002
Current:			
Federal	**$153.5**	$251.5	$470.0
State	**25.7**	51.8	63.6
Foreign	**83.7**	85.5	61.9
	262.9	388.8	595.5
Deferred:			
Federal	**(17.4)**	(48.5)	81.6
State	**(10.6)**	(24.5)	(15.1)
Foreign	**(1.2)**	(4.9)	(1.6)
	(29.2)	(77.9)	64.9
	$233.7	$310.9	$660.4

Reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):

	2004	2003	2002
Statutory rate	**35%**	35%	35%
Income tax expense using federal statutory rate	**$277.9**	$ 49.4	$186.3
State taxes on income net of federal benefit	**9.8**	17.7	31.5
Nondeductible goodwill impairment	**–**	255.2	450.8
Equity earnings of foreign affiliates	**(1.5)**	7.0	(2.7)
Charitable donations of inventory	**(9.8)**	(8.5)	(7.4)
Affiliate's losses not currently benefitted	**3.3**	4.1	18.4
Tax settlements	**(40.0)**	(6.2)	(19.2)
Other	**(6.0)**	(7.8)	2.7
	$233.7	$310.9	$660.4

Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):

	2004	2003
Deferred tax assets:		
Workers' compensation and other claims	**$ 201.1**	$ 166.5
Reserves not currently deductible	**95.1**	66.3
Accrued claims and other liabilities	**34.1**	38.6
Employee benefits	**56.7**	24.6
Charitable contribution carryforwards	**29.0**	–
Operating loss carryforwards	**74.4**	66.3
Other assets	**56.5**	108.4
	546.9	470.7
Valuation allowance	**(74.4)**	(66.3)
	$ 472.5	$ 404.4

	2004	2003
Deferred tax liabilities:		
Property	$(514.6)	$(440.4)
Prepaid pension costs	(121.1)	(176.5)
Inventory	(193.9)	(175.3)
Investments in foreign operations	(123.6)	(114.8)
	(953.2)	(907.0)
Net deferred tax liability	(480.7)	(502.6)
Less: current liability	(17.1)	(80.7)
Long-term portion	$(463.6)	$(421.9)

At January 1, 2005, certain undistributed earnings of the Company's foreign operations totaling $1,190.7 million were considered to be permanently reinvested. No deferred tax liability has been recognized for the remittance of such earnings to the United States, since it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time, or to repatriate such earnings only when tax efficient to do so. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credits may be available to reduce some portion of the U.S. income tax liability.

At January 1, 2005, GroceryWorks had net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $209 million and net operating loss carryforwards for state income tax purposes of approximately $38 million. The NOL carryforwards expire at various dates from 2006 to 2024. Until sufficient evidence exists that GroceryWorks will have future taxable income to absorb the NOL carryforwards, Safeway will provide a valuation allowance for the entire deferred tax asset relating to these carryforwards. In the case of any subsequent reversal of this valuation allowance, approximately $22.3 million of the tax benefit realized will result in a reduction of GroceryWorks' goodwill or other noncurrent intangible assets.

At January 1, 2005 the Company had federal and certain state charitable contribution tax carryforwards of $78.8 million which expire in 2008.

Note I: Employee Benefit Plans and Collective Bargaining Agreements

RETIREMENT PLANS The Company maintains defined benefit, non-contributory retirement plans for substantially all of its employees not participating in multi-employer pension plans.

In connection with the Genuardi's acquisition in 2001, the Randall's acquisition in 1999 and the Vons merger in 1997, the Company assumed the sponsorship and obligations of Genuardi's, Randall's and Vons' retirement plans. During 2003, the Randall's plan was merged with the Safeway plan. The actuarial assumptions for the existing Genuardi's and Vons retirement plans are comparable to those for the Safeway retirement plan. Genuardi's and Vons' retirement plans have been combined with Safeway's for financial statement presentation.

The following tables provide a reconciliation of the changes in the retirement plans' benefit obligation and fair value of assets over the two-year period ended January 1, 2005 and a statement of the funded status as of year-end 2004 and 2003 (in millions):

	2004	2003
Change in benefit obligation:		
Beginning balance	$ 1,820.6	$ 1,519.2
Service cost	109.9	95.8
Interest cost	107.8	102.2
Plan amendments	11.4	7.3
Actuarial loss	34.1	129.1
Benefit payments	(101.7)	(93.5)
Currency translation adjustment	23.4	60.5
Ending balance	$ 2,005.5	$ 1,820.6

	2004	2003
Change in fair value of plan assets:		
Beginning balance	$ 1,905.5	$ 1,572.4
Actual return (loss) on plan assets	190.3	357.1
Employer contributions	15.4	14.2
Benefit payments	(101.7)	(93.5)
Currency translation adjustment	20.2	55.3
Ending balance	$ 2,029.7	$ 1,905.5

	2004	2003
Funded status:		
Fair value of plan assets	$ 2,029.7	$ 1,905.5
Projected benefit obligation	(2,005.5)	(1,820.6)
Funded status	24.2	84.9
Adjustment for difference in book and tax basis of assets	(165.1)	(165.1)
Unamortized prior service cost	90.7	95.9
Unrecognized loss	372.0	403.0
Other comprehensive loss	(0.8)	–
Prepaid pension cost	$ 321.0	$ 418.7

The following table provides the components of 2004, 2003 and 2002 net pension expense for the retirement plans (in millions):

	2004	2003	2002
Estimated return on assets	**$ 154.0**	$ 132.5	$143.7
Service cost	**(109.9)**	(95.8)	(74.6)
Interest cost	**(107.8)**	(102.2)	(82.9)
Amortization of prior service cost	**(16.6)**	(15.5)	(14.7)
Amortization of unrecognized losses	**(32.6)**	(49.9)	(1.8)
Net pension expense	**$(112.9)**	$(130.9)	$ (30.3)

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets. The Company uses its fiscal year-end date as the measurement date for its plans. The accumulated benefit obligation for all Safeway plans was $1,703.4 million at year-end 2004 and $1,545.8 million at year-end 2003.

The actuarial assumptions used to determine year-end projected benefit obligation were as follows:

	2004	2003	2002
Discount rate:			
United States plans	**5.8%**	6.0%	6.5%
Canadian plans	**5.8**	6.0	6.5
Combined weighted average rate	**5.8**	6.0	6.5
Rate of compensation increase:			
United States plans	**5.0%**	5.0%	5.0%
Canadian plans	**3.5**	3.5	3.5

The actuarial assumptions used to determine net periodic benefit cost were as follows:

	2004	2003	2002
Discount rate:			
United States plans	**6.0%**	6.5%	7.5%
Canadian plans	**6.0**	6.5	7.0
Combined weighted average rate	**6.0**	6.5	7.4
Expected return on plan assets:			
United States plans	**8.5%**	8.5%	9.0%
Canadian plans	**7.0**	7.5	8.0
Rate of compensation increase:			
United States plans	**5.0%**	5.0%	5.0%
Canadian plans	**3.5**	3.5	5.0

The Company has adopted and implemented an investment policy for the defined benefit pension plans that incorporates a strategic long-term asset allocation mix designed to meet the Company's long-term pension requirements. This asset allocation policy is reviewed annually and, on a regular basis, actual allocations are rebalanced to the prevailing targets. The following table summarizes actual allocations for Safeway's plans at year-end 2004 and 2003:

		Plan Assets	
Asset Category	Target	2004	2003
Equity	65%	67.4%	69.1%
Fixed income	35	31.5	29.3
Cash and other	–	1.1	1.6
Total	100%	100.0%	100.0%

The investment policy also emphasizes the following key objectives: (1) maintain a diversified portfolio among asset classes and investment styles, (2) maintain an acceptable level of risk in pursuit of long-term economic benefit, (3) maximize the opportunity for value-added returns from active management, and (4) maintain adequate controls over administrative costs.

To meet these objectives, the Company's investment policy reflects the following major themes: (1) diversify holdings to achieve broad coverage of both stock and bond markets; and (2) use active investment managers with disciplined, clearly defined strategies, while establishing investment guidelines and monitoring procedures for each investment manager to ensure the characteristics of the portfolio is consistent with the original investment mandate.

Expected rates of return on plan assets were developed by determining projected stock and bond returns and then applying these returns to the target asset allocations of the employee benefit trusts, resulting in a weighted average rate of return on plan assets. Equity returns were based primarily on historical returns of the S&P 500 Index. Fixed-income projected returns were based primarily on historical returns for the broad U.S. bond market.

Safeway expects to contribute approximately $12.0 million to its defined benefit pension plan trusts in 2005.

RETIREMENT RESTORATION PLAN The Retirement Restoration Plan provides death benefits and supplemental income payments for senior executives after retirement. The Company recognized expense of $7.1 million in 2004, $6.7 million in 2003 and $5.7 million in 2002. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $74.4 million at year-end 2004 and $73.3 million at year-end 2003.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS In addition to the Company's retirement plans and the Retirement Restoration Plan benefits, the Company sponsors plans that provide postretirement medical and life insurance benefits to certain employees. Retirees share a portion of the cost of the postretirement medical plans. Safeway pays all the costs of the life insurance plans. The plans are not funded.

The Company's accrued postretirement benefit obligation ("APBO") was $77.8 million at year-end 2004 and $67.8 million at year-end 2003. The APBO represents the actuarial present value of the benefits expected to be paid after retirement. Postretirement benefit expense was $10.3 million in 2004, $9.2 million in 2003 and $8.0 million in 2002.

ESTIMATED FUTURE BENEFIT PAYMENTS The following benefit payments, which reflect expected future service as appropriate, are expected to be paid (in millions):

	Pension Benefits	Other Benefits
2005	$113.9	$ 5.8
2006	119.8	5.9
2007	125.2	6.0
2008	130.2	6.1
2009	134.3	6.2
2010 – 2014	741.1	33.8

MULTI-EMPLOYER PENSION PLANS Safeway participates in various multi-employer retirement plans, covering substantially all Company employees not covered under the Company's non-contributory retirement plans, pursuant to agreements between the Company and various unions. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $196.8 million in 2004, $172.1million in 2003 and $151.6 million in 2002 were made and charged to expense.

Under U.S. law applicable to such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the law) from a plan or plan termination. Safeway participates in a number of these pension plans, and the potential liability as a participant in these plans may be significant. The information required to determine the total amount of this contingent liability, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. During 1988 and 1987, the Company sold certain operations. In most cases, the party acquiring the operation agreed to continue making contributions to the plans. Safeway is relieved of the obligations related to these sold operations to the extent that the acquiring parties continue to make contributions. Whether such sales could result in withdrawal under ERISA and, if so, whether such withdrawals could result in liability to the Company, is not determinable at this time.

COLLECTIVE BARGAINING AGREEMENTS At year-end 2004, Safeway had approximately 191,000 full and part-time employees. Approximately 77% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 10 different international unions. There are approximately 400 such agreements, typically having three-year terms, with some agreements having terms up to five years. Accordingly, Safeway renegotiates a significant number of these agreements every year.

Note J: Investment In Unconsolidated Affiliates

At year-end 2004, 2003 and 2002, Safeway's investment in unconsolidated affiliates consists of a 49% ownership interest in Casa Ley, which operates 115 food and general merchandise stores in western Mexico.

Equity in earnings (losses) from Safeway's unconsolidated affiliates, which is included in other income (expense), was income of $12.6 million in 2004, a loss of $7.1 million in 2003 and a loss of $0.2 million in 2002. Equity in income in 2002 includes approximately $15.8 million in charges related to the resolution of physical inventory count discrepancies at Casa Ley.

Note K: Related Party Transactions

Casa Ley's General Director was one of the Company's directors until December 2004. Safeway sold products to Casa Ley totaling approximately $6.8 million in 2004, $12.0 million in 2003 and $19.0 million in 2002 for resale in Casa Ley's retail stores.

Note L: Commitments and Contingencies

LEGAL MATTERS In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through March 1, 2005, in excess of 126,000 claims for personal injury and property damage arising from the fire have been settled for an aggregate amount of approximately $125 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

As of March 1, 2005, there were still pending approximately 600 claims against the Company for personal injury (including punitive damages), and approximately 290 separate active claims for property damage, arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date. Safeway continues to believe that coverage under its insurance policy will be sufficient and available for resolution of all remaining personal injury and property damage claims arising out of the fire.

On August 23, 2000, a lawsuit entitled *Baker, et al. v. Jewel Food Stores, Inc., et al.* was filed in the Circuit Court of Cook County, Illinois, against the Company's subsidiary, Dominick's Finer Foods, Inc. (predecessor of Dominick's Finer Foods, LLC), and Jewel Food Stores, a subsidiary of Albertson's, Inc. The complaint alleges, among other things, that Dominick's and Jewel conspired to fix the retail price of milk in nine Illinois counties in the Chicago area, in violation of the Illinois Antitrust Act. The court certified the lawsuit as a class action on behalf of all persons residing in the nine-county area who purchased milk from the defendants' retail stores in these counties during August 1996 to August 2000. In January 2003, trial began to a judge, without a jury. At trial plaintiffs' expert calculated damages against both defendants in amounts ranging from $51 million to $126 million, which amount would be trebled under applicable law. The judge, after hearing three weeks of testimony, dismissed the action at the end of plaintiffs' case, without requiring Dominick's and Jewel to present the defense case. Plaintiffs filed an appeal in the Illinois Appellate Court, which affirmed the trial court's judgment on January 12, 2005. Plaintiffs have sought leave to appeal to the Illinois Supreme Court.

On or about November 21, 2003, four shareholder derivative lawsuits were filed in the California State Superior Court for San Mateo County, California, which actions have been consolidated into a single action entitled *In re Safeway, Inc. Derivative Litigation*, with a single shareholder plaintiff. The action is brought against the nine individuals who were serving as Safeway's directors at the time the suit was filed, Kohlberg Kravis Roberts & Co. ("KKR"), two Company officers, and the Company as a nominal defendant. The complaint alleges, among other things, that the Company's directors concealed information about poor performance at some of the Company's divisions in order to enable KKR and certain directors and officers to sell shares of Company stock at an inflated price. The complaint asserts causes of action for breach of fiduciary duty, abuse of control, violations of the California Corporations Code and other claims. The parties have entered into a Memorandum of Understanding dated as of March 11, 2005, pursuant to which the Company has agreed to implement certain corporate governance enhancements and the plaintiffs have agreed to dismiss all claims with prejudice. The Memorandum of Understanding is subject to execution of a definitive stipulation of settlement and approval by the Court.

On February 2, 2004, the Attorney General for the State of California filed an action in the United States District Court for the Central District of California (Los Angeles), entitled *State of California, ex rel. Bill Lockyer v. Safeway Inc. dba Vons, et al.*, against the Company's subsidiary, The Vons Companies, Inc., Albertson's, Inc. and Ralphs Grocery Company, a division of the Kroger Company. The complaint alleges that certain provisions of a Mutual Strike Assistance Agreement entered into by the defendants in connection with the Southern California grocery strike that began on October 11, 2003 constituted a violation of section 1 of the Sherman Antitrust Act. The complaint seeks declaratory and injunctive relief. Defendants filed a motion for summary judgment based on the federal non-statutory labor exemption to the antitrust laws, which was heard by the court on February 10, 2005.

There are also pending against the Company various claims and lawsuits arising in the normal course of business, some of which seek damages and other relief, which, if granted, would require very large expenditures.

It is management's opinion that although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages, will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

FURR'S AND HOMELAND CHARGE In 1987, Safeway assigned a number of leases to Furr's Inc. ("Furr's") and Homeland Stores, Inc. ("Homeland") as part of the sale of the Company's former El Paso, Texas and Oklahoma City, Oklahoma divisions. Safeway is contingently liable if Furr's and Homeland are unable to continue making rental payments on these leases. In 2001, Safeway recorded a pre-tax charge to earnings of $42.7 million to recognize the estimated lease liabilities associated with the Furr's and Homeland bankruptcies and for a single lease from Safeway's former Florida division. In 2002, Furr's began the liquidation process and Homeland emerged from bankruptcy and, based on the resolution of various leases, Safeway reversed $12.1 million of this accrual.

Safeway is unable to determine its maximum potential obligation with respect to other divested operations, should there be any similar defaults, because information about the total numbers of leases from these divestitures that are still outstanding is not available. Based on an internal assessment by the Company, performed by taking the original inventory of assigned leases at the time of the divestitures and accounting for the passage of time, Safeway expects that any potential losses beyond those recorded, should there be any similar defaults, would not be material to Safeway's operating results, cash flow or financial position.

COMMITMENTS The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $139.7 million at year-end 2004.

Note M: Segments

Safeway's retail grocery business, which represents more than 98% of consolidated sales and other revenue and operates in the United States and Canada, is its only reportable segment.

The following table presents information about the Company by geographic area (in millions):

	U.S.	Canada	Total
2004			
Sales and other revenue	**$31,463.0**	**$4,359.9**	**$35,822.9**
Operating profit	**928.9**	**243.9**	**1,172.8**
Income before income taxes	**550.2**	**243.7**	**793.9**
Long-lived assets, net	**7,796.9**	**892.5**	**8,689.4**
Total assets	**13,753.5**	**1,623.9**	**15,377.4**
2003			
Sales and other revenue	$31,678.7	$4,048.5	$35,727.2
Operating profit	344.1	229.8	573.9
(Loss) income before income taxes	(86.2)	227.3	141.1
Long-lived assets, net	7,607.9	797.9	8,405.8
Total assets	13,679.8	1,416.9	15,096.7
2002			
Sales and other revenue	$31,437.4	$3,479.8	$34,917.2
Operating profit	773.0	174.6	947.6
Income before income taxes and cumulative effect of accounting change	363.3	169.0	532.3
Long-lived assets, net	7,876.8	654.0	8,530.8
Total assets	14,948.8	1,098.4	16,047.2

Note N: Computation of Earnings (Loss) Per Share

(In millions, except per-share amounts)	2004		2003		2002	
	Diluted	Basic	Diluted	Basic	Diluted	Basic
Income (loss) before cumulative effect of accounting change	$ 560.2	$ 560.2	$(169.8)	$(169.8)	$(128.1)	$(128.1)
Cumulative effect of accounting change	–	–	–	–	(700.0)	(700.0)
Net income (loss)	$ 560.2	$ 560.2	$(169.8)	$(169.8)	$(828.1)	$(828.1)
Weighted average common shares outstanding	445.6	445.6	441.9	441.9	467.3	467.3
Common share equivalents	3.5					
Weighted average shares outstanding	449.1					
Earnings (loss) per common share and common share equivalent:						
Income (loss) before cumulative effect of accounting change	$ 1.25	$ 1.26	$ (0.38)	$ (0.38)	$ (0.27)	$ (0.27)
Cumulative effect of accounting change	–	–	–	–	(1.50)	(1.50)
Net income (loss)	$ 1.25	$ 1.26	$ (0.38)	$ (0.38)	$ (1.77)	$ (1.77)
Calculation of common share equivalents:						
Options to purchase common shares	12.6					
Common shares assumed purchased with potential proceeds	(9.1)					
Common share equivalents	3.5					
Calculation of common shares assumed purchased with potential proceeds:						
Potential proceeds from exercise of options to purchase common shares	$ 192.8					
Common stock price used under the treasury stock method	$ 21.26					
Common shares assumed purchased with potential proceeds	9.1					

Anti-dilutive shares totaling 22.3 million in 2004, 26.2 million in 2003 and 21.7 million in 2002 have been excluded from diluted weighted average shares outstanding.

Note O: Guarantees

Safeway has applied the measurement and disclosure provisions of FASB Interpretation ("FIN") No. 45 to the Company's agreements that contain guarantee and indemnification clauses. FIN No. 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement provisions of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. As of January 1, 2005, Safeway did not have any material guarantees that were issued or modified subsequent to December 31, 2002.

However, the Company is party to a variety of contractual agreements under which Safeway may be obligated to indemnify the other party for certain matters. These contracts primarily relate to Safeway's commercial contracts, operating leases and other real estate contracts, trademarks, intellectual property, financial agreements and various other agreements. Under these agreements, the Company may provide certain routine indemnifications relating to representations and warranties (for example ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, Safeway has not made significant payments for these indemnifications. The Company believes that if it were to incur a loss in any of these manners, the loss would not have a material effect on the Company's financial condition or results of operations.

Note P: Quarterly Information (Unaudited)

The summarized quarterly financial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented. (Rounding affects some totals.)

(In millions, except per-share amounts)	52 Weeks	Last 16 Weeks[2]	Third 12 Weeks[3]	Second 12 Weeks[4]	First 12 Weeks[5]
2004					
Sales, before reclassifications	$35,621.9	$11,325.0	$8,297.0	$8,361.1	$7,638.8
Reclassifications[1]	201.0	65.4	46.2	45.4	43.9
Sales and other revenue, as adjusted	35,822.9	11,390.4	8,343.2	8,406.5	7,682.7
Gross profit, before reclassifications	10,391.9	3,295.0	2,416.6	2,403.7	2,276.6
Reclassifications[1]	203.4	61.7	49.4	48.0	44.4
Gross profit, as adjusted	10,595.3	3,356.7	2,466.0	2,451.7	2,321.0
Operating profit	1,172.8	406.2	294.5	317.0	155.2
Income before income taxes	793.9	303.9	201.7	226.2	62.1
Net income	560.2	202.7	159.2	155.2	43.1
Net income per share – basic	$ 1.26	$ 0.45	$ 0.36	$ 0.35	$ 0.10
Net income per share – diluted	1.25	0.45	0.35	0.35	0.10
Price range, New York Stock Exchange	$ 25.64	$ 21.17	$ 25.64	$ 24.67	$ 23.80
	to 17.26	to 17.26	to 19.52	to 19.92	to 19.72

(In millions, except per-share amounts)	53 Weeks	Last 17 Weeks[6]	Third 12 Weeks[7]	Second 12 Weeks[8]	First 12 Weeks[9]
2003					
Sales, before reclassifications	$35,552.7	$10,984.7	$8,276.5	$8,248.1	$8,043.3
Reclassifications[1]	174.5	59.1	37.4	41.3	36.7
Sales and other revenue, as adjusted	35,727.2	11,043.8	8,313.9	8,289.4	8,080.0
Gross profit, before reclassifications	10,533.8	3,187.3	2,474.3	2,483.8	2,388.3
Reclassifications[1]	190.4	62.9	43.5	42.4	41.6
Gross profit, as adjusted	10,724.2	3,250.2	2,517.8	2,526.2	2,429.9
Operating profit (loss)	573.9	(321.7)	426.1	357.4	112.1
Income (loss) before income taxes	141.1	(458.0)	330.1	258.1	10.9
Net (loss) income	(169.8)	(695.9)	202.5	161.0	162.6
Net (loss) income per share – basic	$ (0.38)	$ (1.57)	$ 0.46	$ 0.36	$ 0.37
Net (loss) income per share – diluted	(0.38)	(1.57)	0.45	0.36	0.36
Price range, New York Stock Exchange	$ 25.80	$ 25.76	$ 25.66	$ 20.50	$ 25.80
	to 16.45	to 19.87	to 19.79	to 16.45	to 17.59

(1) Reclassifications are discussed in Note A.
(2) Net income for the last 16 weeks of 2004 includes an estimated $37.0 million after-tax impact of the Southern California strike and $6.5 million after-tax for an accrual for rent holidays. Income tax expense includes a tax benefit of $8.8 million due to tax law changes and the resolution of certain tax issues.
(3) Net income for the third 12 weeks of 2004 includes an estimated $45.0 million after-tax impact of the Southern California strike partially offset by a tax benefit of $32.4 million arising from the resolution of certain tax issues.
(4) Net income for the second 12 weeks of 2004 includes an estimated $50.0 million after-tax impact of the Southern California strike.
(5) Net income for the first 12 weeks of 2004 includes an estimated $122.0 million after-tax impact of the Southern California strike and a $28.5 million after-tax charge related to closing 12 under-performing Dominick's stores.
(6) Net loss for the last 17 weeks of 2003 includes an estimated $102.9 million after-tax impact of the Southern California strike, a $447.7 million after-tax goodwill impairment charge for Randall's, a $24.4 million after-tax goodwill impairment charge and a $116.9 million after-tax property impairment charge for Dominick's, a $249.6 million reversal of tax benefits initially recognized on the proposed sale of Dominick's during the first 36 weeks of 2003 and reversed when Dominick's was taken off the market, an after-tax charge of $6.5 million to write off miscellaneous investments and a $43.5 million after-tax charge for inventory reserve adjustments.
(7) Net income for the third 12 weeks of 2003 includes a $2.9 million after-tax property impairment charge for Dominick's and restructuring and other expenses totaling $6.0 million, after-tax.
(8) Net income for the second 12 weeks of 2003 includes a $41.6 million after-tax property impairment charge for Dominick's and restructuring and other expenses totaling $9.9 million, after-tax.
(9) Net income for the first 12 weeks of 2003 includes a $6.4 million after-tax charge to adopt EITF No. 02-16, a $251.5 million after-tax goodwill impairment charge and a $28.3 million after-tax property impairment charge for Dominick's, partially offset by a tax benefit of $249.6 million related to the planned Dominick's sale that was subsequently reversed in the fourth quarter of 2003.

Management's Annual Report on Internal Controls over Financial Reporting

Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal controls were designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Through this evaluation, management did not identify any material weakness in the Company's internal controls. There are inherent limitations in the effectiveness of any system of internal controls over financial reporting; however, based on the evaluation, management has concluded the Company's internal controls over financial reporting were effective as of January 1, 2005.



STEVEN A. BURD
Chairman, President and
Chief Executive Officer
March 15, 2005



ROBERT L. EDWARDS
Executive Vice President
and Chief Financial Officer
March 15, 2005

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Safeway Inc:

We have audited management's assessment, included in the accompanying "Management's Annual Report on Internal Controls Over Financial Reporting," that Safeway Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of January 1, 2005, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 1, 2005 of the Company, and our report dated March 15, 2005 expressed an unqualified opinion (and included an explanatory paragraph relating to the adoption of a new accounting standard) on those consolidated financial statements.

Deloitte & Touche LLP

San Francisco, California
March 15, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Safeway Inc:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries (the "Company") as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 1, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the consolidated financial statements, in fiscal 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 1, 2005, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

San Francisco, California
March 15, 2005

Directors and Principal Officers

SAFEWAY INC. AND SUBSIDIARIES

Directors

STEVEN A. BURD
Chairman, President
and Chief Executive Officer
Safeway Inc.

PAUL HAZEN
Lead Independent Director
Former Chairman and
Chief Executive Officer
Wells Fargo & Co
Deputy Chairman
Vodafone Group PLC

JANET E. GROVE
Chair and Chief Executive Officer
Federated Merchandising Group
Vice Chair
Federated Department Stores, Inc.

MOHAN GYANI
Former President and
Chief Executive Officer
Mobility Services
AT&T Wireless Services, Inc.

ROBERT I. MACDONNELL
Retired Partner
KKR & Co.

DOUGLAS J. MACKENZIE
Partner
Kleiner Perkins Caufield & Byers

REBECCA A. STIRN
Business Consultant

WILLIAM Y. TAUSCHER
Managing Member
The Tauscher Group

RAYMOND G. VIAULT
Former Vice Chairman
General Mills, Inc.

Executive Officers

STEVEN A. BURD
Chairman, President and
Chief Executive Officer

BRIAN C. CORNELL
Executive Vice President and
Chief Marketing Officer

ROBERT L. EDWARDS
Executive Vice President and
Chief Financial Officer

BRUCE L. EVERETTE
Executive Vice President

LARREE M. RENDA
Executive Vice President
Retail Operations, Human Resources,
Public Affairs, Labor and Government
Relations, Reengineering and
Communications

DAVID F. BOND
Senior Vice President
Finance and Control

DAVID T. CHING
Senior Vice President and
Chief Information Officer

DICK W. GONZALES
Senior Vice President
Human Resources

ROBERT A. GORDON
Senior Vice President,
General Counsel and
Chief Governance Officer

MELISSA C. PLAISANCE
Senior Vice President
Finance and Investor Relations

KENNETH M. SHACHMUT
Senior Vice President
Reengineering and
Marketing Analysis

DAVID R. STERN
Senior Vice President
Planning and Business Development

JERRY TIDWELL
Senior Vice President
Supply Operations

DONALD P. WRIGHT
Senior Vice President
Real Estate and Engineering

Division Presidents

BRUCE L. EVERETTE
Dominick's Finer Foods, LLC

HENRY A. COMINIELLO
Acting Eastern Division President

SCOTT GRIMMETT
Denver Division

KARL SCHROEDER
Northern California Division

GREGORY A. SPARKS
Seattle Division

DANIEL J. VALENZUELA
Phoenix Division

LYLE A. WATERMAN
Portland Division

THOMAS C. KELLER
The Vons Companies, Inc.

STEVEN R. FRISBY
Randall's Food & Drugs, LP

MITCHELL RHODES
GroceryWorks Holdings, Inc.
(Internet Grocer)

Foreign Subsidiary

CANADA SAFEWAY LIMITED

CHUCK MULVENNA
President and Chief Operating Officer

Equity Affiliate

CASA LEY, S.A. DE C.V. (MEXICO)

JUAN MANUEL LEY LOPEZ
Chairman and Chief Executive Officer

Investor Information

Executive Offices

Mailing Address:
Safeway Inc.
P.O. Box 99
Pleasanton, CA 94566-0009

Internet Address

Safeway's web site on the Internet can be accessed at www.safeway.com. We do not incorporate the information on our web site into this annual report, and you should not consider it part of this annual report.

Stock Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
877-498-8861
Hearing impaired: 800-952-9245
www.equiserve.com

Form 10-K

Safeway's 2004 Form 10-K filed with the Securities and Exchange Commission can be accessed online at www.safeway. com/investor_relations. Alternately, a copy of the form may be obtained by writing to the Investor Relations Department at our executive offices or by calling 925-467-3790.

Certifications

The company submitted a Section 12(a) CEO certification to the New York Stock Exchange within 30 days of its 2004 Annual Meeting of Stockholders. The company filed the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to the company's 2004 Annual Report on Form 10-K.

Independent Auditors

Deloitte & Touche LLP
San Francisco, California

Annual Meeting

The 2005 Annual Meeting of Stockholders will be held on May 25, 2005. A notice of the meeting, together with a proxy statement and a form of proxy, will be mailed to stockholders within 120 days of the end of the fiscal year.

Stock Exchange Listing

The company's common stock, which trades under the symbol SWY, and certain debentures and notes are listed on the New York Stock Exchange.

Investor Inquiries

Communication regarding investor records, including changes of address or ownership, should be directed to the company's transfer agent, EquiServe Trust Company, N.A., at the address listed on the left. To inquire by phone, please call 877-498-8861, or visit their web site at www.equiserve.com.

Investors, security analysts and members of the media should direct their financial inquiries to our Investor Relations Department at 925-467-3832.

To access or obtain financial reports, please visit our web site at www. safeway. com/investor_relations, write to our Investor Relations Department or call 925-467-3790.

EEO-1 Report

As an equal opportunity employer, Safeway values and actively supports diversity in the workplace. A copy of the company's 2004 summary EEO-1 report, filed with the federal Equal Employment Opportunity Commission, is available upon request at our executive offices.

Trustees and Paying Agents

2.50% Senior Notes
3.80% Senior Notes
4.125% Senior Notes
4.80% Senior Notes
4.95% Senior Notes
5.625% Senior Notes
5.80% Senior Notes
6.15% Senior Notes
6.50% Senior Notes
7.00% Senior Notes
7.25% Senior Debentures
7.45% Senior Debentures
7.50% Senior Notes
9.875% Senior Subordinated Debentures
Floating Rate Senior Notes

The Bank of New York
Bondholder Relations Department
Corporate Trust Division
Fiscal Agencies Department
101 Barclay Street, 7-East
New York, NY 10286
800-548-5075

9.30% Senior Secured Debentures

JPMorgan Chase & Co.
Institutional Trust Services
P.O. Box 2320
Dallas, TX 75221-2320
800-275-2048

DESIGN: BROOM & BROOM, INC. SAN FRANCISCO



SAFEWAY INC.
P.O. Box 99
Pleasanton, CA 94566-0009